EXHIBIT 99.1
                                                                   ------------





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                                ARC ENERGY TRUST



                          2006 ANNUAL INFORMATION FORM



                                 MARCH 22, 2007






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

                                TABLE OF CONTENTS

                                                                           PAGE

GLOSSARY OF TERMS.............................................................1
SPECIAL NOTES TO READER.......................................................2
ARC ENERGY TRUST..............................................................4
   General....................................................................4
   General Development of Our Business........................................4
OUR BUSINESS..................................................................6
   Overview...................................................................6
   Proposed Federal Tax Changes...............................................6
   Our Organizational Structure...............................................7
   Management Policies........................................................8
   Cash Distributions and Distribution Policy.................................8
   Capital Expenditures.......................................................8
   Potential Acquisitions.....................................................9
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION..................9
   Disclosure of Reserves Data................................................9
   Reserves Data (Constant Prices and Costs).................................10
   Reserves Data (Forecast Prices and Costs).................................12
   Definitions and Notes to Reserves Data Tables:............................13
   Reconciliations of Changes in Reserves and Future Net Revenue.............18
   Additional Information Relating to Reserves Data..........................19
   Other Oil and Gas Information.............................................20
   Marketing Arrangements....................................................28
   Acquisitions and Dispositions.............................................28
SHARE CAPITAL OF ARC RESOURCES...............................................28
   Common Shares.............................................................28
   Exchangeable Shares.......................................................29
   Second Preferred Shares...................................................30
OTHER INFORMATION RELATING TO OUR BUSINESS...................................30
   Borrowing.................................................................30
   Restriction On Resale Agreements..........................................31
   Retention Payments........................................................31
OUR INFORMATION..............................................................31
   Trust Units...............................................................31
   Special Voting Unit.......................................................32
   the Trust Indenture.......................................................32
   Trustee...................................................................32
   Future Offerings..........................................................33
   Meetings and Voting.......................................................33
   Our Management............................................................33
   Arc Financial Advisory Agreement..........................................34
   Limitation On Non-resident Ownership......................................34
   Right of Redemption.......................................................34
   Termination of the Trust..................................................35
   Reporting to Unitholders..................................................35
   Distribution Reinvestment and Optional Trust Unit Purchase Plan...........35

CORPORATE GOVERNANCE.........................................................35
   General...................................................................35
   Trust Indenture...........................................................35
   Decision Making...........................................................36
   Board of Directors of Arc Resources.......................................36
AUDIT COMMITTEE DISCLOSURES..................................................40
   Members of the Audit Committee............................................40
   Principal Accountant Fees and Services....................................41
CONFLICTS OF INTEREST........................................................42
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS...................42
DISTRIBUTIONS TO UNITHOLDERS.................................................42
PRICE RANGE AND TRADING VOLUME OF TRUST UNITS AND EXCHANGEABLE SHARES........43
INDUSTRY REGULATIONS.........................................................44
   Pricing and Marketing - Oil and Natural Gas...............................44
   Pipeline Capacity.........................................................45
   the North American Free Trade Agreement...................................45
   Provincial Royalties and Incentives.......................................45
   Land Tenure...............................................................49
   Environmental Regulation..................................................49
RISK FACTORS.................................................................50
   Volatility of Oil and Natural Gas Prices..................................50
   Proposed Federal Tax Changes..............................................50
   Operational Matters.......................................................52
   Reserves Estimates........................................................52
   Variations in Interest Rates and Foreign Exchange Rates...................53
   Purchase of Properties....................................................53
   Enhanced Oil Recovery.....................................................53
   Changes in Legislation....................................................54
   Maintenance of Distributions..............................................55
   Expansion of Operations...................................................55
   Non-resident Ownership of Trust Units.....................................55
   Environmental Concerns....................................................55
   Kyoto Protocol............................................................56
   Additional Financing......................................................56
   Competition...............................................................57
   Accounting Write-downs as a Result of Gaap................................57
   Debt Service..............................................................57
   Delay in Cash Distributions...............................................58
   Reliance On Management....................................................58
   Depletion of Reserves.....................................................58
   Net Asset Value...........................................................59
   Return of Capital.........................................................59
   Nature of Trust Units.....................................................59
   Unitholder Limited Liability..............................................59
   Title to Properties.......................................................60

TRANSFER AGENTS AND REGISTRARS...............................................60
MATERIAL CONTRACTS...........................................................60
INTEREST OF EXPERTS..........................................................61
ADDITIONAL INFORMATION.......................................................61

APPENDIX A   -    REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES
                  EVALUATOR
APPENDIX B   -    REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER
                  INFORMATION
APPENDIX C   -    MANDATE OF THE AUDIT COMMITTEE

ABBREVIATIONS AND CONVERSIONS
bbl        Barrel                                                  Mcf         one thousand cubic feet
bbl/d      barrels per day                                         Mcfpd       one thousand cubic feet per day
Bcf        billion cubic feet                                      MMBTU       one million British Thermal Units
boe        barrels of oil equivalent converting 6 Mcf of           MMcf        one million cubic feet
           natural gas or one barrel of natural gas liquids
           to one barrel of oil equivalent
                                                                   MMcfpd      one million cubic feet per day
                                                                   $MM         one million dollars
boe/d      barrels of oil equivalent per day                       MMbbl       one million barrels
Mbbl       one thousand barrels                                    NGLs        natural gas liquids
mboe       one thousand barrels of oil equivalent

We have adopted the standard of 6Mcf:1boe when converting natural gas to boes. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf per barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

    TO CONVERT FROM            TO                     MULTIPLY BY
    ---------------            --                     -----------
    cubic metres               cubic feet             35.315
    bbls                       cubic metres           0.159
    cubic metres               bbls                   6.290
    Feet                       metres                 0.305
    Metres                     feet                   3.281
    Miles                      kilometres             1.609
    Kilometres                 miles                  0.621
    Acres                      hectares               0.4047
    Hectares                   acres                  2.471

All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

                               GLOSSARY OF TERMS

In this Annual Information Form, capitalized terms shall have the meanings set forth below:

ACQUISITION means the acquisition by ARC Resources and its affiliates of three unlimited liability corporations which together held the Acquisition Assets;

ACQUISITION ASSETS means certain properties comprising a 45.57 percent working interest in the North Pembina Cardium Unit #1 in Alberta and the vendors' working interests in the Redwater area of Alberta;

ARC, WE, US, OUR or TRUST means ARC Energy Trust and all its controlled entities as a consolidated body;

ARC RESOURCES means ARC Resources Ltd.;

ARC SASK. means ARC (Sask.) Energy Trust, an Alberta trust;

ARC SUBCO means 1285637 Alberta Ltd., or such other corporation as may be substituted for ARC Subco;

ARML means ARC Resources Management Ltd. a corporation that, prior to its acquisition by ARC Resources in connection with an internalization transaction, was responsible for our management;

EXCHANGEABLE SHARES means the exchangeable shares of ARC Resources that are exchangeable for Trust Units;

EXCHANGE RATIO means the ratio at which the Exchangeable Shares may be exchanged for Trust Units;

GLJ means GLJ Petroleum Consultants Ltd., independent petroleum consultants of Calgary, Alberta;

GLJ REPORT means the report  prepared by GLJ dated February 12, 2007 evaluating
the  crude  oil,   natural  gas,  natural  gas  liquids  and  sulphur  reserves attributable to the properties at December 31, 2006;

LONG TERM NOTES means the unsecured long term notes issued by ARC Resources and ARC Sask. to the Trust from time to time bearing interest at rates per annum ranging from 12 per cent to 13 per cent payable monthly with maturity dates of 15 years from the date of issuance;

ROYALTIES means, collectively, the royalties payable by ARC Resources and ARC Sask. to the Trust pursuant to the royalty agreements which equal 99 per cent of royalty income;

TAX ACT means the Income Tax Act (Canada);

TRUST INDENTURE means the trust indenture between Computershare Trust Company of Canada, as trustee, and ARC Resources Ltd., as amended and restated as of May 15, 2006;

TRUST UNITS means the units of the Trust, each unit representing an equal undivided beneficial interest in the Trust; and

UNITHOLDERS means holders of Trust Units of the Trust.

Certain other terms used in this Annual Information Form but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

                             SPECIAL NOTES TO READER

REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information Form, and in certain documents incorporated by reference into this Annual Information Form, constitute forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "budget", "plan", "continue", "estimate", "expect", "forecast", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form, as the case may be.

In particular, this Annual Information Form, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

     o   the performance characteristics of our oil and natural gas properties;

     o   oil and natural gas production levels;

     o   the size of the oil and natural gas reserves;

     o projections of market prices and costs and the related sensitivities of distributions;

     o   supply and demand for oil and natural gas;

     o expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;

     o   treatment under governmental regulatory regimes and tax laws; and

     o   capital expenditures programs.

The actual results could differ materially from those results anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

     o   volatility in market prices for oil and natural gas;

     o   liabilities inherent in oil and natural gas operations;

     o   uncertainties associated with estimating oil and natural gas reserves;

     o   competition  for,  among  other  things,   capital,   acquisitions  of
         reserves, undeveloped lands and skilled personnel;

     o incorrect assessments of the value, or failure to realize the anticipated benefits of acquisitions, of acquisitions;

     o   geological, technical, drilling and processing problems;

     o changes in income tax laws or changes in tax or environmental laws and incentive programs or royalty regimes relating to the oil and gas industry and income trusts; and

     o   the other factors discussed under "RISK FACTORS".

The actual results could differ materially from those results anticipated in these forward-looking statements, which are based on assumptions, including as to the market prices for oil and natural gas; the continued availability of capital, acquisitions of reserves, undeveloped lands and skilled personnel; the continuation of the current tax and regulatory regime and other assumptions contained in this Annual Information Form.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. We do not undertake any obligation to publicly update or revise any forward-looking statements except as required by securities laws or regulations.

DESCRIPTION OF CASH FLOW

This Annual Information Form refers to cash flow and cash flow from operations derived from cash flow from operating activities (before changes in non-cash working capital and expenditures on site reclamation and restoration). Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles, ("GAAP") and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.

For more information, see "Management's Discussion and Analysis" for the year ended December 31, 2006, which includes a reconciliation of "cash flow" or "cash flow from operations" to cash flow from operating activities (before changes in non-cash working capital and expenditures on site reclamation and restoration), and which has been filed on SEDAR at WWW.SEDAR.COM.

ACCESS TO DOCUMENTS

Any document referred to in this Annual Information and described as being filed on SEDAR at WWW.SEDAR.COM (including those documents referred to as being incorporated by reference in this Annual Information Form) may be obtained free of charge from us at 2100, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9.

                                ARC ENERGY TRUST

GENERAL

We are an open-end investment trust created on May 7, 1996 under the laws of the Province of Alberta pursuant to the Trust Indenture. Computershare Trust Company of Canada has been appointed as trustee under the Trust Indenture. The beneficiaries of the Trust are holders of the Trust Units. The principal and head office of the Trustee is located at Suite 600, 530 8th Avenue SW., Calgary, Alberta, T2P 3S8. The Trust Indenture has been amended from time to time, the latest amendments being approved at the annual and special meeting of Unitholders held May 15, 2006.

The principal offices of the Trust and ARC Resources are located at 2100, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9 and its registered office is located at 1400, 350 - 4th Avenue S.W., Calgary, Alberta, T2P 3N9.

The following are the name, the percentage of voting securities and the jurisdiction governing our material subsidiaries, partnerships and trusts, either direct or indirect, as at the date hereof:

                                  PERCENTAGE OF VOTING                        JURISDICTION OF
                                       SECURITIES                              INCORPORATION/
                                (DIRECTLY OR INDIRECTLY)   NATURE OF ENTITY      FORMATION
                                ------------------------   ----------------      ---------
ARC Resources Ltd.                        100%               Corporation          Alberta
Orion Energy Trust                        100%                  Trust             Alberta
ARC (Sask.) Energy Trust                  100%                  Trust             Alberta

GENERAL DEVELOPMENT OF OUR BUSINESS

The following equity offering was completed over the last three financial years.

                PROSPECTUS     TRUST UNITS     ISSUE
CLOSING DATE       DATE           ISSUED         PRICE    GROSS PROCEEDS          USE OF PROCEEDS
------------       ----           ------         -----    --------------    -------------------------------
23-Dec-05         16-Dec-05      9,000,000       $26.65     $239,850,000    Repay outstanding indebtedness,
                                                                            including  the  indebtedness
                                                                            incurred in connection with
                                                                            the Acquisition

A description of the general development of our business over the last three financial years follows.

On June 8, 2004, we acquired the remaining 30 per cent ownership of the Cranberry Slave Point D Pool in the Prestville area in northern Alberta, through the purchase of United Prestville Ltd. We paid for this acquisition with the issuance of 2,032,358 Trust Units at a price of $15.01 per Trust Unit to the owners of United Prestville Ltd.

On December 31, 2004, we acquired all of the issued and outstanding shares of four legal entities - Harrington Oil & Gas Ltd., Bibler Oil & Gas Ltd., Lesco Oil & Gas Ltd., and Bibco Oil & Gas Ltd. for approximately $41.4 million. All of the assets acquired are long-life shallow gas assets in our southwest Saskatchewan/southeast Alberta core area, with almost 60 per cent of the value attributed to properties operated by us.

On June 30, 2005, we acquired all of the issued and outstanding shares of Romulus Exploration Inc. for total consideration of $42.2 million. The key property in this acquisition is directly adjacent to ARC's Weir Hill property in Southeast Saskatchewan.

On December 16, 2005, we acquired the Acquisition Assets for an aggregate purchase price of approximately $462.8 million. In conjunction with the Acquisition, ARC Resources agreed to form a reclamation trust in relation to the Redwater properties pursuant to which ARC Resources agreed to contribute to such trust certain minimum amounts, totaling approximately $110 million over a 50 year period, to fund future environmental and reclamation obligations in respect of the Redwater properties, or to expend certain minimum amounts towards discharging these obligations. The amount will be contributed or expenditures incurred over such period with minimum annual contributions or expenditures over each of the initial five years of approximately $6 million and declining thereafter. Concurrently, we increased our credit facility from $620 million to $950 million in order to pay for the Acquisition and on December 23, 2005 decreased our indebtedness by the net proceeds from the sale of 9,000,000 Trust Units at a price of $26.65 per Trust Unit.

We completed property acquisitions, net of dispositions, of $115.2 million in 2006. We also completed one corporate acquisition for total consideration of $16.6 million resulting in total acquisitions, net of dispositions, of $131.8 million in the year.

                                  OUR BUSINESS

OVERVIEW

Our principal undertaking is to receive Royalties and other income on petroleum and natural gas properties and related assets and to acquire and hold securities of subsidiaries, trusts and partnerships. Our subsidiaries, trusts and partnerships are entitled to carry on the business of acquiring, developing, exploiting and disposing of all types of energy business related assets, including petroleum and natural gas related assets, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets. We issue Trust Units and may also issue securities of ARC Resources or an affiliate of ARC Resources which are exchangeable for Trust Units and confer voting rights in us.

Our principal investments are the Royalties granted by ARC Resources and by ARC Sask., the common shares of ARC Resources and the Long Term Notes. The Royalties consist of a 99 per cent share of royalty income on all of the properties held by ARC Resources and ARC Sask. Royalty income is generally all production revenue less all operating and capital costs and all debt service charges including principal repayments. On each monthly distribution date, ARC Resources and ARC Sask. pay the Trust 99 per cent of royalty income and ARC Resources and ARC Sask. pays interest on outstanding Long Term Notes. The Trust will make cash distributions of such funds, subject only to the required deductions and its expenses. Such cash distributions may be wholly or in part taxable. See "Distributions to Unitholders".

We are structured with the objective of having income tax incurred only in the hands of Unitholders. Income distributed to Unitholders consists essentially of operating cash flow generated by our oil and natural gas properties. More specifically, internally generated cash flow, with the exception of cash flow used for capital expenditures, reclamation fund contributions, interest expense, debt repayments, income taxes not passed on to Unitholders, and working capital requirements, such as long-term incentive compensation, is effectively returned to Unitholders.

As an open-ended investment, trust Unitholders have a right to redeem their Trust Units. As with most other open-ended funds, it is anticipated that trading on the TSX and not the right of retraction would continue as the primary mechanism for Unitholders to sell their Trust Units. For more detailed information regarding the right of redemption, see "Our Information - Right of Redemption".

As at December 31, 2006, we had approximately 451 employees and full time consultants.

PROPOSED FEDERAL TAX CHANGES

On October 31, 2006 the Federal Minister of Finance proposed to apply a tax commencing on January 1, 2011 at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the Unitholders (the "October 31 Proposals"). On December 21, 2006 the Federal Minister of Finance released draft legislation to implement the October 31, 2006 Proposals pursuant to which, commencing January 1, 2011 (provided ARC only experiences "normal growth" and no "undue expansion" before then) certain distributions from us which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level. Assuming the October 31 Proposals are ultimately enacted in their form, the implementation of such legislation would be expected to result in adverse tax consequences to us and certain Unitholders (including most particularly Unitholders that are tax deferred or non-residents of Canada) and may impact cash distributions from us.

Management believes that the October 31 Proposals may reduce the value of the Trust Units, which would be expected to increase the cost to ARC of raising capital in the public capital markets. In addition management believes that the October 31 Proposals are expected to place ARC and other Canadian energy trusts at a potential disadvantage relative to industry competitors, including U.S. master limited partnerships, which will continue to not be subject to entity level taxation. The October 31 Proposals are also expected to make the Trust Units less attractive as an acquisition currency. As a result, it may become more difficult for us to compete effectively for acquisition opportunities. We are currently investigating alternatives for the mitigation of the effect of the October 31 Proposals but there can be no assurance that we will be able to successfully reorganize our legal and tax structure to substantially mitigate the expected impact of the October 31 Proposals.

The Government of Canada confirmed its intention to proceed with the October 31 Proposals in its budget speech of March 19, 2007.

There can be no assurance that this legislation will come into law in its present form or at all or that different or materially different laws relating to the existence of or taxation of income and royalty trusts will not be enacted in the future. For more information, see "Risk Factors - Proposed Federal Tax Changes" and "Risk Factors - Changes in Legislation".

OUR ORGANIZATIONAL STRUCTURE

Our structure and the cash flows from our material subsidiaries and trusts to Unitholders are set forth below:

                   [GRAPHIC OMITTED -- ORGANIZATIONAL CHART]

Notes:
(1) ARC Resources is the holder of substantially all properties and assets other than the properties and assets located in Saskatchewan which are held by ARC (Sask.). Properties in British Columbia are held by ARC Petroleum Inc. as trustee and agent of ARC Resources.
(2) ARC Resources had a total of 1,433,000 Exchangeable Shares outstanding as at December 31, 2006 that were exchangeable for approximately 2,884,000 Trust Units.

MANAGEMENT POLICIES

All our activities are directed towards maximizing distributable income to Unitholders while at the same time striving for long-term growth in the value of our assets. These two objectives are fundamental to our operations and are balanced to maximize benefit to Unitholders. We direct our efforts to increase the value of our assets through the acquisition of producing oil and gas properties. We acquire producing properties and primarily participate in development activities that are generally considered to be of a low risk nature in the oil and gas industry. Also, a small percentage of each year's capital budget will be devoted to moderate risk development and lower risk exploration opportunities on our properties.

CASH DISTRIBUTIONS AND DISTRIBUTION POLICY

Cash distributions are made on the 15th day (or if such date is not a business day, on the next business day) following the end of each calendar month to Unitholders of record on the last business day of each such calendar month.

The Board of Directors of ARC Resources on behalf of the Trust reviews the distribution policy from time to time. The actual amount distributed is at the discretion of the Board of Directors and is principally dependent upon the commodity price environment and the amount of cash flow withheld to fund the Trust's capital expenditure program and the annual contribution to the Trust's reclamation fund. In times of high commodity prices, we withhold a greater percentage of cash flow so that more of the capital program can be funded internally.

Although our distributions are made on a monthly basis, we normally announce distribution levels on a quarterly basis. As we strive for stability in our distributions, any changes which may occur due to varying market conditions will be made with a view to maintaining the new level of distributions for at least six months.

CAPITAL EXPENDITURES

We may acquire additional properties and related tangible equipment and fund such acquisitions from production revenues, the net proceeds of any issue of additional Trust Units or from the proceeds of disposition of the Royalties sold along with properties, or from borrowings, farmouts or with working capital. We may sell any of our interests in properties and release the Royalties from such properties in consideration of the allocation of a portion of the proceeds to the Trust, provided that the sale is approved by a special resolution of Unitholders in the event the interests in the properties being sold constitute greater than 25 per cent of the asset value of all properties. In connection with the sale of any interests in the properties, we will determine whether the net proceeds of the sale should be reinvested in additional properties, used to repay borrowings or make capital expenditures in ARC Resources or ARC Sask. or be distributed to Unitholders.

We may approve future capital expenditures or farmouts under the terms of the royalty agreements. Future capital expenditures on the properties will generally be of the type that are intended to maintain or improve production from the properties. We may finance capital expenditures from production revenues, the proceeds of the issue of additional Trust Units or from the proceeds of disposition of the Royalties sold along with properties, borrowings, farmouts or with working capital.

POTENTIAL ACQUISITIONS

We continue to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of our ongoing acquisition program. We are normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. We cannot predict whether any current or future opportunities will result in one or more acquisitions.

          STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information is set forth below (the "Statement"). The effective date of the Statement is December 31, 2006 and the preparation date of the Statement is January 23, 2007. The Report of Management and Directors on Oil and Gas Disclosure on Form 51-101F3 and the Report on Reserves Data by GLJ on Form 51-102F2 are attached as Appendices A and B to this Annual Information Form.

DISCLOSURE OF RESERVES DATA

The reserves data set forth below is based upon an evaluation by GLJ with an effective date of December 31, 2006 contained in the GLJ Report dated February 12, 2007. The reserves data summarizes our oil, liquids and natural gas reserves and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs prior to provision for income taxes, interest, general and administrative expenses, the impact of any hedging activities or the liability associated with certain abandonment and well, pipeline and facilities reclamation costs which were not deducted by GLJ in estimating future net revenue. The reserves data conforms with the requirements of NI 51-101. We engaged GLJ to provide an evaluation of proved and proved plus probable reserves. See also "Definitions and Notes to Reserves Data Tables" below.

All of our reserves are in Canada and, specifically, in the provinces of Alberta, British Columbia, Saskatchewan and Manitoba.

IT SHOULD NOT BE ASSUMED THAT THE ESTIMATES OF FUTURE NET REVENUES PRESENTED IN THE TABLES BELOW REPRESENT THE FAIR MARKET VALUE OF THE RESERVES. THERE IS NO ASSURANCE THAT THE CONSTANT PRICES AND COSTS ASSUMPTIONS AND FORECAST PRICES AND COSTS ASSUMPTIONS WILL BE ATTAINED AND VARIANCES COULD BE MATERIAL. THE RECOVERY AND RESERVES ESTIMATES OF CRUDE OIL, NATURAL GAS LIQUIDS AND NATURAL GAS RESERVES PROVIDED HEREIN ARE ESTIMATES ONLY AND THERE IS NO GUARANTEE THAT THE ESTIMATED RESERVES WILL BE RECOVERED. ACTUAL CRUDE OIL, NATURAL GAS AND NATURAL GAS LIQUID RESERVES MAY BE GREATER THAN OR LESS THAN THE ESTIMATES PROVIDED HEREIN. FOR MORE INFORMATION AS TO THE RISKS INVOLVED, SEE "RISK FACTORS - RESERVES ESTIMATES" AND "RISK FACTORS - VOLATILITY OF OIL AND NATURAL GAS PRICES".

RESERVES DATA (CONSTANT PRICES AND COSTS)

                         SUMMARY OF OIL AND GAS RESERVES
                  AND NET PRESENT VALUES OF FUTURE NET REVENUE
                             as of December 31, 2006
                            CONSTANT PRICES AND COSTS

                                                           RESERVES
                                   ------------------------------------------------------
                                     LIGHT AND MEDIUM OIL                  HEAVY OIL
                                     --------------------                  ---------
                                    Gross             Net           Gross            Net
RESERVES CATEGORY                   (Mbbl)          (Mbbl)          (Mbbl)         (Mbbl)
-----------------                   ------          ------          ------         ------
PROVED
     Developed Producing           100,204          90,219          2,517          2,553
     Developed Non-Producing         1,234           1,096             23             23
     Undeveloped                    11,912          10,418              0              0
                                   -------         -------          -----          -----
TOTAL PROVED                       113,350         101,733          2,541          2,575

PROBABLE                            30,703          27,093            849            819
                                   -------         -------          -----          -----
TOTAL PROVED PLUS PROBABLE         144,053         128,826          3,389          3,394
                                   =======         =======          =====          =====

                                                        RESERVES
                                   ----------------------------------------------------
                                         NATURAL GAS              NATURAL GAS LIQUIDS
                                         -----------              -------------------
                                    Gross            Net          Gross          Net
RESERVES CATEGORY                   (MMcf)         (MMcf)         (Mbbl)        (Mbbl)
-----------------                   ------         ------         ------        ------
PROVED
     Developed Producing           436,870        371,691          9,441         6,806
     Developed Non-Producing        18,044         13,986            310           215
     Undeveloped                   121,318         97,230          1,818         1,275
                                   -------        -------         ------        ------
TOTAL PROVED                       576,232        482,907         11,569         8,295

PROBABLE                           146,134        121,276          2,956         2,167
                                   -------        -------         ------        ------
TOTAL PROVED PLUS PROBABLE         722,367        604,183         14,525        10,463
                                   =======        =======         ======        ======

                                     RESERVES
           ---------------------------------------------------------
                                       TOTAL
           ---------------------------------------------------------
                                               Gross            Net
           RESERVES CATEGORY                   (mboe)         (mboe)
           -----------------                   ------         ------

           PROVED
                Developed Producing           184,973        161,526
                Developed Non-Producing         4,575          3,665
                Undeveloped                    33,950         27,898
                                              -------        -------
           TOTAL PROVED                       223,498        193,088

           PROBABLE                            58,864         50,292
                                              -------        -------
           TOTAL PROVED PLUS PROBABLE         282,362        243,380
                                              =======        =======

                                                  NET PRESENT VALUES OF
                                                   FUTURE NET REVENUE
                                                  ---------------------
                                                   BEFORE INCOME TAXES
                                                  DISCOUNTED AT (%/year)
                                                  ---------------------
                                                   0%                10%
RESERVES CATEGORY                                (MM$)              (MM$)
-----------------                                -----              -----

PROVED
   Developed Producing                           4,779              2,687
   Developed Non-Producing                         116                 68
   Undeveloped                                     614                242
                                                 -----              -----
TOTAL PROVED                                     5,508              2,996

PROBABLE                                         1,536                496
                                                 -----              -----
TOTAL PROVED PLUS PROBABLE                       7,044              3,492
                                                 =====              =====

                                       TOTAL FUTURE NET REVENUE
                                            (UNDISCOUNTED)
                                        as of December 31, 2006
                                       CONSTANT PRICES AND COSTS
                                                                                               FUTURE NET                FUTURE NET
                                                                                  WELL          REVENUE                   REVENUE
                                              OPERATING      DEVELOPMENT      ABANDONMENT        BEFORE     INCOME         AFTER
    RESERVES       REVENUE     ROYALTIES        COSTS           COSTS            COSTS        INCOME TAXES    TAXES     INCOME TAXES
    CATEGORY        (MM$)        (MM$)          (MM$)           (MM$)            (MM$)           (MM$)        (MM$)        (MM$)
    --------        -----        -----          -----           -----            -----           -----        -----        -----
Proved Reserves     11,303        1,665           3,470          517              144         5,508             0           5,508

Proved Plus         14,263        2,147           4,198          723              151         7,044             0           7,044
Probable
Reserves

                               FUTURE NET REVENUE
                               BY PRODUCTION GROUP
                             as of December 31, 2006
                            CONSTANT PRICES AND COSTS
                                                                         FUTURE NET REVENUE BEFORE
                                                                        INCOME TAXES (discounted at
                                                                                 10%/year)
   RESERVES CATEGORY                      PRODUCTION GROUP                           (MM$)
   -----------------                      ----------------              ---------------------------
Proved Reserves                     Light and Medium Crude Oil                      2006
                                    Heavy Oil                                         44
                                    Natural Gas                                      946

Proved Plus Probable Reserves       Light and Medium Crude Oil                     2,351
                                    Heavy Oil                                         55
                                    Natural Gas                                    1,086

RESERVES DATA (FORECAST PRICES AND COSTS)

                         SUMMARY OF OIL AND GAS RESERVES
                  AND NET PRESENT VALUES OF FUTURE NET REVENUE
                             as of December 31, 2006
                            FORECAST PRICES AND COSTS

                                                        RESERVES
                                    ----------------------------------------------------
                                    LIGHT AND MEDIUM OIL               HEAVY OIL
                                    --------------------               ---------
                                    Gross           Net          Gross          Net
RESERVES CATEGORY                   (Mbbl)         (Mbbl)         (Mbbl)        (Mbbl)
-----------------                   ------         ------         ------        ------
PROVED
     Developed Producing               99,418          89,460       2,503          2,540
     Developed Non-Producing            1,369           1,226          14             13
     Undeveloped                       11,861          10,393           0              0
                                      -------         -------       -----          -----
TOTAL PROVED                          112,647         101,079       2,517          2,554

PROBABLE                               30,936          27,324         844            815
                                      -------         -------       -----          -----
TOTAL PROVED PLUS PROBABLE            143,583         128,402       3,361          3,369
                                      =======         =======       =====          =====

                                                        RESERVES
                                    ----------------------------------------------------
                                         NATURAL GAS              NATURAL GAS LIQUIDS
                                         -----------              -------------------
                                    Gross            Net          Gross          Net
RESERVES CATEGORY                   (MMcf)         (MMcf)         (Mbbl)        (Mbbl)
-----------------                   ------         ------         ------        ------
PROVED
     Developed Producing              441,588         376,123        9,440     6,811
     Developed Non-Producing           18,060          13,996          313       218
     Undeveloped                      121,976          97,800        1,827     1,282
                                      -------         -------       ------    ------
TOTAL PROVED                          581,624         487,919       11,580     8,310

PROBABLE                              147,577         122,539        2,957     2,170
                                      -------         -------       ------    ------
TOTAL PROVED PLUS PROBABLE            729,201         610,458       14,537    10,480
                                      =======         =======       ======    ======

                                                     RESERVES
                                              ----------------------
                                                      TOTAL
                                              ----------------------
                                              Gross            Net
          RESERVES CATEGORY                   (mboe)         (mboe)
          -----------------                   ------         ------

          PROVED
               Developed Producing            184,959        161,498
               Developed Non-Producing          4,706          3,790
               Undeveloped                     34,017        193,262
                                              -------        -------
          TOTAL PROVED                        223,682        193,262

          PROBABLE                             59,332         50,732
                                              -------        -------
          TOTAL PROVED PLUS PROBABLE          283,015        243,994
                                              =======        =======

                                                          NET PRESENT VALUES OF FUTURE NET REVENUE
                                                         BEFORE INCOME TAXES DISCOUNTED AT (%/year)
                                             --------------------------------------------------------------------
                                              0%             5%             10%            15%             20%
RESERVES CATEGORY                            (MM$)          (MM$)           (MM$)          (MM$)           (MM$)
-----------------                            -----          -----           -----          -----           -----
PROVED
   Developed Producing                        5,609          3,900           3,037          2,517           2,169
   Developed Non-Producing                      152            107              82             67              57
   Undeveloped                                  841            509             332            224             153
                                              -----          -----           -----          -----           -----
TOTAL PROVED                                  6,603          4,516           3,451          2,809           2,379

PROBABLE                                      2,112          1,018             605            407             295
                                              -----          -----           -----          -----           -----
TOTAL PROVED PLUS PROBABLE                    8,715          5,534           4,056          3,215           2,674
                                              =====          =====           =====          =====           =====

                                       TOTAL FUTURE NET REVENUE
                                            (UNDISCOUNTED)
                                         as December 31, 2006
                                       FORECAST PRICES AND COSTS
                                                                                               FUTURE NET                FUTURE NET
                                                                                  WELL          REVENUE                   REVENUE
                                               OPERATING     DEVELOPMENT      ABANDONMENT        BEFORE     INCOME         AFTER
    RESERVES       REVENUE      ROYALTIES        COSTS          COSTS            COSTS        INCOME TAXES    TAXES     INCOME TAXES
    CATEGORY        (MM$)         (MM$)          (MM$)          (MM$)            (MM$)           (MM$)        (MM$)        (MM$)
    --------        -----         -----          -----          -----            -----           -----        -----        -----
Proved Reserves     13,936          2,026         4,543         549               215             6,603         0           6,603

Proved Plus         18,164          2,676         5,761         769               243             8,715         0           8,715
Probable
Reserves

                                          FUTURE NET REVENUE
                                          BY PRODUCTION GROUP
                                        as of December 31, 2006
                                       FORECAST PRICES AND COSTS
                                                                               FUTURE NET REVENUE BEFORE
                                                                              INCOME TAXES (discounted at
                                                                                       10%/year)
        RESERVES CATEGORY                           PRODUCTION GROUP                     (MM$)
        -----------------                           ----------------          ---------------------------
Proved Reserves                     Light and Medium Crude Oil                           2,058
                                    Heavy Oil                                               44
                                    Natural Gas                                          1,350

Proved Plus Probable Reserves       Light and Medium Crude Oil                           2,430
                                    Heavy Oil                                               55
                                    Natural Gas                                          1,571


DEFINITIONS AND NOTES TO RESERVES DATA TABLES:

In the tables set forth above in "Disclosure of Reserves Data" and elsewhere in this Annual Information Form the following definitions and other notes are applicable:

1.   "GROSS" means:

     (a) in relation to our interest in production and reserves, our interest (operating and non-operating) before deduction of royalties and without including any royalty interest of us;

     (b) in relation to wells, the total number of wells in which we have an interest; and

     (c) in relation to properties, the total area of properties in which we have an interest.

2.   "NET" means:

     (a)   in relation to our interest in production and reserves, our interest
           (operating   and   non-operating)   after   deduction  of  royalties
           obligations, plus our royalty interest in production or reserves;

     (b) in relation to wells, the number of wells obtained by aggregating our working interest in each of our gross wells; and

     (c) in relation to our interest in a property, the total area in which we have an interest multiplied by the working interest we owned.

3.   Columns may not add due to rounding.

4. The crude oil, natural gas liquids and natural gas reserves estimates presented in the GLJ Report are based on the definitions and guidelines contained in the Canadian Oil and Gas Evaluation Handbook (COGE Handbook). A summary of those definitions are set forth below:

     RESERVES CATEGORIES

     Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions.

     Reserves are classified according to the degree of certainty associated with the estimates.

     (a) PROVED RESERVES are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

     (b) PROBABLE RESERVES are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

     Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

     Each of the reserves categories (proved and probable) may be divided into developed and undeveloped categories:

     (c) DEVELOPED RESERVES are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

           (i) DEVELOPED PRODUCING RESERVES are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

           (ii) DEVELOPED NON-PRODUCING RESERVES are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

     (d) UNDEVELOPED RESERVES are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

     In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

     LEVELS OF CERTAINTY FOR REPORTED RESERVES

     The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

     (a) at least a 90 per cent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

     (b) at least a 50 per cent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

     A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

     Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

5.   FORECAST PRICES AND COSTS

     These are prices and costs that are generally acceptable as being a reasonable outlook of the future. To the extent that there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs shall be incorporated into the forecast prices.

     The forecast cost and price assumptions include increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil, natural gas and natural gas liquids benchmark reference pricing, as at January 1, 2007, inflation and exchange rates utilized in the GLJ Report were as follows:

                                        SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
                                                   as of December 31, 2006
                                                  FORECAST PRICES AND COSTS


                                OIL                                         EDMONTON LIQUIDS PRICES
             ---------------------------------------------              ---------------------------------
                          Edmonton
                            Par      Hardisty   Cromer      NATURAL
                WTI        Price      Heavy     Medium        GAS
              Cushing    40(degree) 12(degree) 29.3(degree) AECO Gas                            Pentanes   INFLATION   EXCHANGE
             Oklahoma       API        API        API         Price       Propane    Butane       Plus      RATES(1)    RATE(2)
   Year      ($US/bbl)   ($Cdn/bbl) ($Cdn/bbl) ($Cdn/bbl)  ($Cdn/MMbtu) ($Cdn/bbl) ($Cdn/bbl)  ($Cdn/bbl)    %/Year    ($US/$Cdn)
   ----      ---------   ---------- ---------- ----------  ------------ ---------- ---------- ------------   ------    ----------
Forecast
2007            62.00      70.25      39.25       61.25        7.20          45.00     56.25      71.75       2.0         0.870
2008            60.00      68.00      40.00       59.25        7.45          43.50     50.25      69.25       2.0         0.870
2009            58.00      65.75      39.75       57.25        7.75          42.00     48.75      67.00       2.0         0.870
2010            57.00      64.50      39.75       56.00        7.80          41.25     47.75      65.75       2.0         0.870
2011            57.00      64.50      40.25       56.00        7.85          41.25     47.75      65.75       2.0         0.870
2012            57.50      65.00      41.50       56.50        8.15          41.50     48.00      66.25       2.0         0.870
2013            58.50      66.25      42.50       57.75        8.30          42.50     49.00      67.50       2.0         0.870
2014            59.75      67.75      43.50       59.00        8.50          43.25     50.25      69.00       2.0         0.870
2015            61.00      69.00      44.25       60.00        8.70          44.25     51.00      70.50       2.0         0.870
2016            62.25      70.50      45.25       61.25        8.90          45.00     52.25      72.00       2.0         0.870
2017            63.50      71.75      46.00       62.50        9.10          46.00     53.00      73.25       2.0         0.870
Thereafter      (3)        (3)        (3)         (3)         (3)            (3)       (3)        (3)         2.0         0.870

Notes:
(1)  Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.
(3)  Prices escalate 2.0 per cent per year from 2018.

     Weighted average actual prices realized for the year ended December 31, 2006, were $6.97/Mcf for natural gas, $66.16/bbl for light and medium crude oil, $46.90/bbl for heavy crude oil and $52.63/bbl for natural gas liquids. Only a minor amount of our production is characterized as heavy oil

6.   CONSTANT PRICES AND COSTS

     These are actual prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies. To the extent that, there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs shall be incorporated into the price for future years.

     The constant crude oil and natural gas benchmark reference pricing and the exchange rate utilized in the GLJ Report were as follows:

                         SUMMARY OF PRICING ASSUMPTIONS
                             as of December 31, 2006
                            CONSTANT PRICES AND COSTS

                      OIL                                           EDMONTON LIQUIDS PRICES
   ---------------------------------------------              ---------------------------------
                Edmonton
                  Par                  Cromer       NATURAL
      WTI        Price     LLB Crude   Medium         GAS
    Cushing    40(degree)   Oil at   29.3(degree)   AECO Gas                          Pentanes    EXCHANGE
   Oklahoma       API      Hardesty       API         Price     Propane    Butane       Plus       RATE(1)
   ($US/bbl)   ($Cdn/bbl) ($Cdn/bbl) ($Cdn/bbl)  ($Cdn/MMbtu) ($Cdn/bbl) ($Cdn/bbl)  ($Cdn/bbl)    %/Year
   ---------   ---------- ---------- ----------  ------------ ---------- ----------  ----------    ------
  60.85           67.58     47.62      59.47          6.07       43.25      54.06       71.55      0.8581

Note:
(1) The exchange rate used to generate the benchmark reference prices in this table.

7.   FUTURE DEVELOPMENT COSTS

     The  following  table  sets  forth   development  costs  deducted  in  the
     estimation of our future net revenue attributable to the reserves categories noted below.

                                                                                           Constant Prices and
                                                 Forecast Prices and Costs                    Costs
                                          ----------------------------------------    ---------------------
                                          Proved Reserves     Proved Plus Probable
                   Year                        (MM$)              Reserves (MM$)      Proved Reserves (MM$)
                   ----                        -----              --------------      ---------------------

     2007                                      225.3                 251.7                          225.4
     2008                                      124.6                 173.1                          122.2
     2009                                       64.0                 104.8                           61.6
     2010                                       30.6                  68.9                           28.9
     2011                                       11.1                  34.1                           10.3
     Total: Undiscounted                       549.0                 769.5                          516.6
     Total:  Discounted at 10%/year            429.0                 587.6                          418.9

     We expect to fund the development costs of the reserves through a combination of cash flow withheld from distributions, debt, the sale of existing assets and the issuance of Trust Units.

     There can be no guarantee that funds will be available or that we will allocate funding to develop all of the reserves attributed in the GLJ Report. Failure to develop those reserves would have a negative impact on future cash flow.

     The interest or other costs of external funding are not included in the reserves and future net revenue estimates and would reduce reserves and future net revenue to some degree depending upon the funding sources utilized. We do not anticipate that interest or other funding costs would make development of any property uneconomic.

8. Estimated future well abandonment costs related to reserves wells have been taken into account by GLJ in determining the aggregate future net revenue therefrom.

9. Both the constant and forecast price and cost assumptions assumed the continuance of current laws and regulations.

10. All factual data supplied to GLJ was accepted as represented. No field inspection was conducted.

11. THE ESTIMATES OF FUTURE NET REVENUE PRESENTED IN THE TABLES ABOVE DO NOT REPRESENT FAIR MARKET VALUE.

RECONCILIATIONS OF CHANGES IN RESERVES AND FUTURE NET REVENUE

  The following table sets forth the reconciliation of our net reserves as at December 31, 2006, using forecast price and cost estimates derived from the GLJ Report. Net reserves as at December 31, 2006 and as at December 31, 2005 include working interest reserves plus royalties receivable less royalties payable.

                                                           RECONCILIATION OF
                                                             NET RESERVES
                                                       BY PRINCIPAL PRODUCT TYPE
                                                       FORECAST PRICES AND COSTS

                             LIGHT AND MEDIUM OIL                 HEAVY OIL                      NATURAL GAS
                        -----------------------------   ----------------------------    -----------------------------
                                               Net                            Net                              Net
                                              Proved                         Proved                           Proved
                           Net      Net        Plus        Net     Net        Plus        Net       Net        Plus
                        Proved   Probable    Probable   Proved  Probable    Probable    Proved   Probable    Probable
       Factors          (Mbbl)    (Mbbl)      (Mbbl)    (Mbbl)   (Mbbl)      (Mbbl)     (MMcf)    (MMcf)      (MMcf)
       -------          ------    ------      ------    ------   ------      ------     ------    ------      ------
December 31, 2005      101,674     26,139    127,813    2,758      699        3,458        489.5      119.5      609.0

 Extensions                181        366        547       28       54           82          8.5        2.9       11.4
 Improved Recovery(1)    2,321      2,525      4,845       29       12           40         24.1       (1.5)      22.6
 Technical Revisions     1,489     (1,798)      (309)      73       28          101         10.7       (2.2)       8.5
 Discoveries                 8          3         11        0        0            0          0.3        0.1        0.5
 Acquisitions            3,153      1,070      4,223        0        0            0          4.9        4.0        8.9
 Dispositions             (332)      (309)      (641)       0        0            0         (1.3)      (1.5)      (2.9)
 Economic Factors        1,256       (672)       584      115       23          138          4.3        1.2        5.5
 Production             (8,671)         0     (8,671)    (450)       0         (450)       (53.1)       0        (53.1)

December 31, 2006      101,079     27,324    128,402    2,554      816        3,369        487.9       12.5      610.4

                             NATURAL GAS LIQUIDS                    TOTAL
                        -----------------------------   ----------------------------
                                               Net                            Net
                                              Proved                         Proved
                          Net      Net        Plus        Net     Net        Plus
                        Proved   Probable    Probable   Proved  Probable    Probable
       Factors          (Mbbl)    (Mbbl)      (Mbbl)    (mboe)   (mboe)      (mboe)
       -------          ------    ------      ------    ------   ------      ------
December 31, 2005        8,621      2,092     10,713    194,637    48,845     243,482

 Extensions                 88         21        109     1,706        928       2,634
 Improved Recovery(1)      466         81        547     6,835      2,365       9,200
 Technical Revisions       155       (106)        49     3,507     (2,242)      1,265
 Discoveries                10          4         14        75         32         107
 Acquisitions               80         93        173     4,051      1,828       5,879
 Dispositions              (11)       (13)       (24)     (568)      (572)     (1,140)
 Economic Factors           27         (3)        24     2,108       (451)      1,657
 Production             (1,125)         0     (1,125)   (19,089)        -     (19,089)

December 31, 2006        8,310      2,170     10,480    193,262    50,732     243,994

Note:
(1) Improved recovery includes infill drilling additions of 1,301 Mbbl light and medium oil, 0 Mbbl heavy oil, 23.5 Bcf natural gas and 455 Mbbl NGLs total proved; and 2,432 Mbbl light and medium oil, 29 Mbbl heavy oil, 21.8 Bcf natural gas and 533 Mbbl NGLs total proved plus probable.

                          RECONCILIATION OF CHANGES IN
                    NET PRESENT VALUES OF FUTURE NET REVENUE
                                DISCOUNTED AT 10%
                              TOTAL PROVED RESERVES
                            CONSTANT PRICES AND COSTS

                                                                               Before and After
                                                                                   Tax 2006
PERIOD AND FACTOR                                                                    (M$)
-----------------                                                              ----------------
Estimated Net Present Value at January 1, 2006                                      4,302,000
     Oil and gas sales during the period net of production costs and                 (827,600)
royalties(1)
     Changes due to prices, production costs and royalties related to              (1,115,100)
     forecast production(2)
     Development costs during the period(3)                                           318,800
     Changes in forecast development costs(4)                                        (377,800)
     Changes resulting from extensions and improved recovery(5)                       141,900
     Changes resulting from discoveries(5)                                              1,600
     Changes resulting from acquisitions of reserves(5)                                81,000
     Changes resulting from dispositions of reserves(5)                               (11,275)
     Accretion of discount(6)                                                         430,200
     Net change in income taxes(7)                                                          0
     Changes resulting from technical reserves revisions                               64,700
     All other changes(8)                                                             (12,500)

Estimated Net Present Value at End of Period                                        2,996,000

Notes:
(1) Actual revenues received (net of the realized cash gain on hedging contracts of $29.3 MM) but before income taxes, excluding interest and general and administrative expenses.
(2) The impact of changes in prices and other economic factors on future net revenue.
(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(4) The change in forecast development costs for the properties evaluated at the beginning of the period.
(5) End of period net present value of the related reserves. Improved Recovery included Infill Drilling.
(6)  Estimated as 10 per cent of the beginning of period net present value.
(7) As a royalty trust, the Trust's income tax liability is transferred to the its Unitholders.
(8) Includes the effect of 2006 base cash flow being different from previously forecast.

ADDITIONAL INFORMATION RELATING TO RESERVES DATA


PROVED AND PROBABLE UNDEVELOPED RESERVES

Undeveloped reserves are attributed by GLJ in accordance with standards and procedures contained in the COGE Handbook. Proved undeveloped reserves are those reserves that can be estimated with a high degree of certainty and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. Probable undeveloped reserves are those reserves that are less certain to be recovered than proved reserves and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

In some cases it will take us longer than two years to develop these reserves. We plan to develop the majority of the proved undeveloped reserves in the reserves evaluation over the next four years and plan to develop the probable undeveloped reserves over the next five years.

We manage development activities to ensure facilities and gathering systems are properly utilized over the facility life which means scheduling capital over a longer period. We develop assets in a methodical fashion to reduce risk by technically assessing the results of one annual drilling program before embarking on another drilling program.

SIGNIFICANT FACTORS OR UNCERTAINTIES

We have a significant amount of proved undeveloped reserves assigned to the Dawson gas field in northeast British Columbia and the Hatton/Horsham gas fields in southwest Saskatchewan. Sophisticated and expensive technology is required for the Dawson wells to produce. At the current prices, these wells are economic; however, should gas prices fall materially, the wells may not be economic to drill. Similarly, the low rate gas wells in southwest Saskatchewan may also be uneconomic in a low price environment.

OTHER OIL AND GAS INFORMATION

Our portfolio of properties as at December 31, 2006 includes both unitized and non-unitized oil and natural gas production. In general, the properties contain long life, low decline rate reserves and include interests in several major oil and gas fields.

PRINCIPAL PROPERTIES

The following is a description of our principal oil and natural gas properties as at December 31, 2006. Reserves amounts are stated at December 31, 2006, based on escalated cost and price assumptions as evaluated in the GLJ Report prepared by GLJ (see "Statement of Reserves Data and Other Oil and Gas Information"). Information in respect of gross and net acres and well counts are as at December 31, 2006, and information in respect of production is for the year ended December 31, 2006 except where indicated otherwise. Due to the fact that we have been active at acquiring additional interests in our principal properties, the working interest share and interest in gross and net acres and wells as at December 31, 2006 may not directly correspond to the stated production for the year which only includes production since the date the interests were acquired by us. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

All of the  properties  described  below are  located in the  Western  Canadian
Sedimentary Basin and within the Canadian provinces of British Columbia, Alberta or Saskatchewan. The properties represent 52 per cent of the total net proved plus probable reserves as assigned by GLJ in the GLJ Report. There are no other properties which individually account for more than 4.2 per cent of the total net proved plus probable reserves as assigned by GLJ in the GLJ Report. There are no material properties to which reserves have been attributed which are capable of producing but which are not producing and there are no material statutory or mandatory relinquishments, surrenders, back-ins or changes in ownership provisions.

21


                           Net Reserves and Net Production
                     --------------------------------------------
                                                      Proved plus
                        2006                            Probable
                     Production         Proved          Reserves
                       (boe/d)      Reserves (mboe)      (mboe)
                       -------      ---------------      ------
Redwater               3,484           19,698           23,592
Ante Creek             3,304           15,056           19,342
Dawson                 2,670           13,646           18,356
Jenner                 2,622           11,296           14,030
Lougheed               2,353            5,510            6,903
Hatton                 2,347            8,431            9,692
Weyburn Unit           1,808            8,836           13,284
Pouce Coupe            1,604            3,047            3,574
NPCU No. 1             1,522           12,091           13,875
Prestville             1,455            3,238            4,214

REDWATER

The Redwater property is located in central Alberta. We are the operator and own an average land interest of 89 per cent. Oil and solution gas are both processed at an operated central facility. During 2006, net production from the area averaged 3,484 boe/d of oil, natural gas and natural gas liquids from 378 net wells. During 2006, 2 new wells were drilled. GLJ assigned net proved reserves of 19,698 mboe and net proved plus probable reserves of 23,592 mboe of oil, natural gas and natural gas liquids to this area, or 9.7 per cent of total net proved plus probable reserves.

ANTE CREEK

The Ante Creek property is located in northwest Alberta. We are the operator and own an average land interest of 97 per cent. Oil production is processed through two operated facilities while the gas is routed through a third party plant. During 2006, net production from the area averaged 3,304 boe/d of oil, natural gas and natural gas liquids from 147 net wells. During 2006, 14 new wells were drilled. GLJ assigned net proved reserves of 15,056 mboe and net proved plus probable reserves of 19,342 mboe of oil, natural gas and natural gas liquids to this area, or 7.9 per cent of total net proved plus probable reserves.

DAWSON

The Dawson property is located in northeast British Columbia. We are the operator and own an average land interest of 89 per cent. We operate a large area compression facility where the natural gas and liquids are then sent to a third party operated facility for sweetening. During 2006, net production from the area averaged 2,670 boe/d of natural gas and natural gas liquids from 62 net wells. During 2006, 10 new wells were drilled. GLJ assigned net proved reserves of 13,646 mboe and net proved plus probable reserves of 18,356 mboe of natural gas and natural gas liquids to this area, or 7.5 per cent of total net proved plus probable reserves.

JENNER

The Jenner property is located in southeast Alberta. There is a combination of operated and non operated acreage with an average land interest of 87 per cent. We operate all four major gas compression and dehydration facilities in the area. During 2006, net production from the area averaged 2,622 boe/d of natural gas from 758 net wells. During 2006, 58 new wells were drilled. GLJ assigned net proved reserves of 11,296 mboe and net proved plus probable reserves of 14,030 mboe of natural gas to this area, or 5.8 per cent of total net proved plus probable reserves.

LOUGHEED

The Lougheed property is located in southeast Saskatchewan. We are the operator and own an average land interest of 78 per cent. Production is handled by an operated battery and gas plant. During 2006, net production from the area averaged 2,353 boe/d of oil and natural gas liquids from 114 net wells. During 2006, six new wells were drilled. GLJ assigned net proved reserves of 5,510 mboe and net proved plus probable reserves of 6,903 mboe of oil and natural gas liquids to this area, or 2.8 per cent of total net proved plus probable reserves.

HATTON

The Hatton property is located in southwest Saskatchewan. There is a combination of operated and non operated acreage with an average land interest of 44 per cent. The operated production flows through three operated compression and dehydration facilities where our working interest ranges from 50 to 100 per cent. During 2006, net production from the area averaged 2,347 boe/d of natural gas from 420 net wells. During 2006, 19 new wells were drilled. GLJ assigned net proved reserves of 8,431 mboe and net proved plus probable reserves of 9,692 mboe of natural gas to this area, or 4.0 per cent of total net proved plus probable reserves.

WEYBURN UNIT

The Weyburn unit is located in southeast Saskatchewan. EnCana Corporation operates the unit and we have a working interest of 6.95 per cent. The unit is currently undergoing a CO2 flood for enhanced oil recovery. During 2006 net production from the unit averaged 1,808 boe/d of oil from 50 net wells. During 2006, 39 new wells were drilled. GLJ assigned net proved reserves of 8,836 mboe and net proved plus probable reserves of 13,284 mboe of oil and natural gas liquids to this unit, or 5.4 per cent of total net proved plus probable reserves.

POUCE COUPE

The Pouce Coupe property is located in northwest Alberta. We are the operator and own an average land interest of 76 per cent. The sweet gas is processed through an operated gas plant and the sour gas flows to a third party processing plant. During 2006, net production from the area averaged 1,604 boe/d of oil, natural gas and natural gas liquids from 40 net wells. During 2006, two new wells were drilled. GLJ assigned net proved reserves of 3,047 mboe and net proved plus probable reserves of 3,574 mboe of oil, natural gas and natural gas liquids to this area, or 1.5 per cent of total net proved plus probable reserves.

NPCU NO. 1

The North Pembina Cardium Unit No. 1 is located in central Alberta. We are the operator and own a 45.57 per cent interest in the unit. Production is processed through two operated oil treatment facilities and one operated solution gas plant. During 2006, net production from the unit averaged 1,522 boe/d of oil, natural gas and natural gas liquids from 167 net wells. During 2006, three new wells were drilled. GLJ assigned net proved reserves of 12,091 mboe and net proved plus probable reserves of 13,875 mboe of oil, natural gas and natural gas liquids to this unit, or 5.7 per cent of total net proved plus probable reserves.

PRESTVILLE

The Prestville property is located in northwest Alberta. We are the operator and own a 100 per cent working interest in production and reserves. Oil is processed at an operated battery while the solution gas flows to a third party processor. During 2006, net production from the area averaged 1,455 boe/d of oil, natural gas and natural gas liquids from 11 net wells. During 2006, two new wells were drilled. GLJ assigned net proved reserves of 3,238 mboe and net proved plus probable reserves of 4,214 mboe of oil, natural gas and natural gas liquids to this area, or 1.7 per cent of total net proved plus probable reserves.

OIL AND GAS WELLS

The following table sets forth the number and status of wells in which we had a working interest as at December 31, 2006.

                                     Oil Wells                                Natural Gas Wells
                      -----------------------------------------    ---------------------------------------
                           Producing            Non-Producing            Producing           Non-Producing
                           ---------            -------------            ---------           -------------
                       Gross       Net        Gross        Net       Gross        Net      Gross       Net
                       -----       ---        -----        ---       -----        ---      -----       ---
Alberta                4,037     1,503       1,073         155       3,981      1,731        203        45
British Columbia         126         3          24           -         234         68         41        14
Saskatchewan           1,956       696         283          83       5,110        740         64        30
Manitoba                 552       120          18           3           -          -          -         -
                       -----     -----       -----         ---       -----      -----        ---        --
Total                  6,671     2,322       1,398         241       9,325      2,539        308        89
                       =====     =====       =====         ===       =====      =====        ===        ==

PROPERTIES WITH NO ATTRIBUTABLE RESERVES

The following table sets out our undeveloped land holdings as at December 31, 2006.

                                            Undeveloped Acres
                                          ---------------------
                                          Gross           Net
                                        ---------       -------

          Alberta                         670,910       284,423
          British Columbia                132,617        81,732
          Manitoba                          1,120           796
          Northwest Territories           276,262        27,881
          Saskatchewan                    279,014       126,421
                                        ---------       -------
          Total                         1,359,922       521,253
                                        =========       =======

We currently have no material work commitments on these lands. We expect that approximately 68,000 net acres of our undeveloped land holdings will expire by December 31, 2007.


FORWARD CONTRACTS

We are exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. A variety of derivative instruments are used to reduce our exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. We are exposed to losses in the event of default by the counterparties to these derivative instruments. We manage this risk by diversifying our derivative portfolio among a number of financially sound counterparties. For information in relation to marketing arrangements, see "Other Oil and Gas Information - Marketing Arrangements".

We have a hedging program under which financial and physical hedges can be entered into in respect of commodity prices and foreign currency exchange rates. The program permits hedging of up to 70 per cent of our forecasted oil and natural gas liquids production for up to 24 months . With respect to natural gas hedging, the program permits the hedging of up to 70 per cent of our forecasted natural gas production for up to 24 months and up to 35 per cent of forecasted natural gas production for the 36 month period thereafter (years three to five in the future). The above limits are restricted to a maximum of 55 per cent on a boe basis for up to 24 months and up to 15 per cent on a boe basis for the 36 month period thereafter (years three to five in the future). The program allows the sale of upside participation only to the extent of 25 per cent of volumes beyond a three month period at a price which is 20 per cent above the futures price and 50 per cent of volumes within a three month period at a price which is 10 per cent above the future price.

A summary of financial and physical contracts in respect of hedging activities can be found in Note 11 "Financial Instruments" to our audited consolidated financial statements for the year ended December 31, 2006 and under the heading "Risk Management and Hedging" in our management discussion and analysis and results of operations for the year ended December 31, 2006 which have been filed on SEDAR at WWW.SEDAR.COM, both sections of which are incorporated in this Annual Information Form by reference.

ADDITIONAL INFORMATION CONCERNING ABANDONMENT AND RECLAMATION COSTS

The following table sets forth information respecting future abandonment and reclamation costs for surface leases, wells, facilities and pipelines which we expect to incur for the periods indicated.

                                      Abandonment and Reclamation    Abandonment and Reclamation
                                        Costs escalated at 2.0%        Costs escalated at 2.0%
                                             Undiscounted                 Discounted at 10%
                                                 ($MM)                          ($MM)
                                      ---------------------------    ---------------------------
Total as at December 31, 2006                 1,042.6                          102.5
Anticipated to be paid in 2007                    4.6                            4.2
Anticipated to be paid in 2008                    5.0                            4.2
Anticipated to be paid in 2009                    4.8                            3.6

We will be liable for our share of ongoing environmental obligations and for the ultimate reclamation of the properties held by us upon abandonment. We estimate that we have 6,153 net wells which are subject to environmental reclamation obligations. Ongoing environmental obligations are expected to be funded out of cash flow and any balance available in our reclamation fund.

We have a reclamation fund to pay future asset retirement obligations costs. We currently estimate that the future environmental and reclamation obligations in respect of our properties will be approximately $1,043 million calculated by escalating costs at two per cent per year (reflected in the 2006 financials statements as an asset retirement obligation of $177.3 million calculated by escalating costs at two per cent per year and discounting at a blended rate of
6.5 per cent). The Board of Directors of ARC Resources has approved voluntary contributions to our reclamation fund over a twenty year period that results in minimum annual contributions of $6.0 million ($6.0 million in 2005) based on properties owned as at December 31, 2006. During 2006, $5.7 million ($4.6 million for 2005) of actual expenditures were charged against the reclamation fund resulting in net contributions for the year of $1.3 million ($2.2 million in 2005).

In addition the Trust has committed to a restricted reclamation trust associated with the Redwater property acquired in the Acquisition pursuant to which ARC Resources has agreed to contribute to such trust certain minimum amounts, totalling approximately $110 million over a 50 year period, to fund future environmental and reclamation obligations in respect of the Redwater properties, or to expend certain minimum amounts towards discharging these obligations. The restricted contribution commenced in 2006 for $6.1 million and continues at a declining rate through 2055.

We estimate the costs to abandon and reclaim all our shut in and producing wells, facilities, gas plants, pipelines, batteries and satellites. No estimate of salvage value is netted against the estimated cost. Our model for estimating the amount and timing of future abandonment and reclamation expenditures was created on an operating area level. Estimated expenditures for each operating area are based on the Alberta Energy Utilities Board methodology which details the cost of abandonment and reclamation in eight specific geographic regions.

Each region was assigned an average cost per well to abandon and reclaim the wells in that area.

Abandonment and reclamation costs have been estimated over a 61 year period. Facility reclamation costs are scheduled to be incurred in the year following the end of the reserves life of its associated reserve.

The additional liability associated with well, pipelines and facilities reclamation costs which were not deducted by GLJ in estimating future net revenue in the GLJ Report are $799.6 million (escalating costs at two per cent and undiscounted) and $6.5 million (escalating costs at two per cent and discounted at 10 per cent). Only the abandonment costs associated with wells with reserves were deducted by GLJ in estimating future net revenue.

TAX HORIZON

As a result of our tax efficient structure, annual taxable income is transferred from our operating entities to the Trust and from the Trust to Unitholders. This is primarily accomplished through the deduction by our operating entities of the Royalties on underlying oil and gas properties and the deduction of interest on the Long Term Notes. Absent the Government of Canada's tax proposals discussed below, it can be expected that minimal income taxes would be incurred by the Trust or its operating entities provided we maintain this organizational tax structure. However, annual operating income retained to pay a portion of capital expenditures or used to repay debt may result in income tax liabilities within ARC Resources from time to time.

On October 31, 2006, the Government of Canada announced tax proposals pertaining to taxation of distributions paid by Trusts. The proposals would result in a two-tiered tax structure whereby distributions would first be subject to a 31.5 per cent tax (the proposed tax rate for 2011) at the Trust level and then investors would be subject to tax equivalent to the taxation on an eligible dividend. If enacted, the proposals would apply to the Trust and its Unitholders effective January 1, 2011. For more information, on these proposals, see "Proposed Federal Tax Changes" and "Risk Factors - Proposed Federal Tax Changes".

CAPITAL EXPENDITURES

The following tables summarize capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to our activities for the year ended December 31, 2006:

                                                    2006
                                                    $MM
                                              -----------------
           Corporate acquisition costs(1)            16.6
           Property acquisition costs(2)
                Proved properties                   107.4
                Undeveloped properties                7.8
           Exploration costs(3)                      49.4
           Development costs(4)                     312.5
           Corporate costs                            2.6
                                              -----------------
           Total                                    496.3
                                              =================
Notes:
(1) Represents total consideration for the acquisition transactions, including fees, but is prior to the related future income tax liability, asset retirement obligation and working capital assumed on acquisition.
(2)  Represents acquisition costs net of dispositions and property swaps.
(3) Costs of land acquired, geological and geophysical capital expenditures and drilling costs for 2006 exploration wells drilled.

(4)  Development and facilities capital expenditures.

EXPLORATION AND DEVELOPMENT ACTIVITIES

The following table sets forth the gross and net exploratory and development wells that we participated in during the year ended December 31, 2006:

                            EXploratory Wells       Development Wells             Total
                            ----------------       -------------------      ---------------
                            Gross        Net       Gross           Net      Gross       Net
                            -----        ---       -----           ---      -----       ---
Light and Medium Oil           12        6.9         176          74.7       188       81.6
Heavy Oil                       0        0.0          12           0.0        12        0.0
Natural Gas                    31        4.8         478         168.8       508      173.6
Service                         0        0.0          14           4.6        14        4.6
Dry                             6        3.4           6           0.1        12        3.6
                               --       ----         ---         -----       ---      -----
Total:                         49       15.2         686         248.3       735      263.4
                               ==       ====         ===         =====       ===      =====

We have an extensive capital program of $360 million planned for 2007. The primary components of our program are as follows.

Our planned $54.7 million program in Dawson includes the drilling of four vertical and four horizontal development and delineation wells. In addition to drilling activities, capital will also be devoted to expanding the existing infrastructure.

In Ante Creek, our planned $30.3 million capital program includes the drilling of nine development wells, one exploration well, optimization on existing wells and waterflood facility upgrades.

In Delburne, we plan to drill 26 shallow wells and install new facilities and compression as part of the Natural Gas from Coal program. The area capital of $12.8 million also plans to include the drilling of four Viking infill wells.

In the Jenner and Crane Lake areas of Southeast Alberta and Southwest Saskatchewan, we plan to drill 105 gross shallow gas wells and perform optimization on 55 existing shallow gas wells at a cost of $19.4 million.

PRODUCTION ESTIMATES

The following table sets out the volume of our production estimated for the year ended December 31, 2007 which is reflected in the estimate of future net revenue disclosed in the tables contained under "Statement of Reserves Data and Other Oil and Gas Information - Disclosure of Reserves Data".

                                 Light and                                               Natural Gas
                                 Medium Oil        Heavy Oil         Natural Gas           Liquids             Boe
                                  (bbls/d)         (bbls/d)             (Mcfpd)            (bbls/d)         (boe/d)
                             ---------------   --------------    ------------------    --------------  ---------------
                              Gross      Net   Gross      Net      Gross        Net    Gross      Net   Gross      Net
                              -----      ---   -----      ---      -----        ---    -----      ---   -----      ---
Proved Producing             25,503   21,815     982      984    163,304    133,023    3,605    2,588  57,308   47,557
Proved Developed Non-
Producing                       584      477       0        0      4,947      3,613       58       41   1,467    1,120
Proved Undeveloped            1,885    1,560       0        0      8,356      6,328      264      185   3,542    2,799
                             ------   ------   -----    -----    -------    -------    -----    -----  ------   ------
Total Proved                 27,973   23,852     982      984    176,607    142,964    3,927    2,813  62,317   51,476
Total Probable                1,108      823      46       42      5,564      4,177      132       93   2,213    1,655
                             ------   ------   -----    -----    -------    -------    -----    -----  ------   ------
Total Proved Plus
Probable                     29,081   24,674   1,028    1,026    182,171    147,141    4,059    2,907  64,530   53,131
                             ======   ======   =====    =====    =======    =======    =====    =====  ======   ======

PRODUCTION HISTORY

The  following  tables  summarize   certain   information  in  respect  of  our
production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

                                                                     Quarter Ended
                                                                         2006
                                                   ---------------------------------------------------  Year Ended
(6:1)                                              Mar. 31     June 30      Sept. 30       Dec. 31         2006
                                                   -------     -------      --------       -------       -------
Average Daily Production(1)
  Light and Medium Crude Oil (bbl/d)               28,300       26,501        27,670        28,226        27,674
  Heavy Oil (bbl/d)                                 1,351        1,304         1,438         1,379         1,368
  Gas (MMcfpd)                                    184,974      178,504       173,427       179,483       179,067
  NGLs (bbl/d)                                      4,120        4,247         4,166         4,144         4,170
  Combined (boe/d)                                 64,600       61,803        62,178        63,663        63,056

Average Net Production Prices Received
  Light and Medium Crude Oil ($/bbl)                60.67        72.74         72.64         59.09         66.16
  Heavy Oil ($/bbl)                                 35.67        53.98         56.34         41.20         46.90
  Gas ($/Mcf)                                        8.40         6.35         6.10          6.99          6.97
  NGLs ($/bbl)                                      52.92        54.44         56.60         46.52         52.63
  Combined ($/boe)                                  54.86        54.54         54.59         49.95         53.46

Royalties Paid
  Light and Medium Crude Oil ($/bbl)                 9.68        11.84         12.25         9.50          10.80
  Heavy Oil ($/bbl)                                  4.53         5.65         5.71          3.56          4.86
  Gas ($/Mcf)                                        1.93         1.21         1.00          1.30          1.37
  NGLs ($/bbl)                                      13.27        15.74         14.41         12.86         14.08
  Combined ($/boe)                                  10.71         9.78         9.34          8.80          9.66

Operating Expenses (2)(3)
  Light and Medium Crude Oil ($/bbl)                10.09        11.21         12.61         12.33         11.51
  Heavy Oil ($/bbl)                                 11.97         9.57         7.26          14.10         10.63
  Gas ($/Mcf)                                        0.96         0.44         0.91          1.01          0.96
  NGLs ($/bbl)                                       6.21         7.22         7.46          7.83          7.49
  Combined ($/boe)                                   7.80         8.20         8.82          9.13          8.49

Transportation Paid
  Light and Medium Crude Oil ($/bbl)                 0.05         0.16         0.13          0.19          0.14
  Heavy Oil ($/bbl)                                  1.02         1.16         0.44          0.85          0.86
  Gas ($/Mcf)                                        0.20         0.20         0.19          0.19          0.19
  NGLs ($/bbl)                                       0.00         0.00         0.00          0.00          0.00
  Combined ($/boe)                                   0.61         0.66         0.60          0.64          0.63

(Gain)/Loss on Commodity and Foreign
Exchange Contracts
  Light and Medium Crude Oil ($/bbl)                (0.84)        0.81        (0.06)        (0.04)        (0.05)
  Heavy Oil ($/bbl)                                  0.00         0.00         0.00          0.00          0.00
  Gas ($/Mcf)                                        0.05         0.57         0.61          0.60          0.45
  NGLs ($/bbl)                                       0.00         0.00         0.00          0.00          0.00
  Combined ($/boe)                                  (0.24)        2.00         1.67          1.68          1.27

Netback Received(4)
  Light and Medium Crude Oil ($/bbl)(5)              4.01        50.34         47.59         37.03         43.66
  Heavy Oil ($/bbl)                                 18.15        37.60         42.93         22.69         30.55
  Gas ($/Mcf)                                        5.36         4.57         4.61          5.09          4.90
  NGLs ($/bbl)                                      33.44        31.48         34.73         25.83         31.06
  Combined ($/boe)                                  35.50        37.90         37.50         33.05         35.95

Notes:
(1)  Before deduction of royalties.
(2) Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

(3) Operating recoveries associated with operated properties were excluded from operating costs and accounted for as a reduction to general and administrative costs.
(4) Netbacks are calculated by subtracting royalties, operating costs, transportation costs, and losses/gains on commodity and foreign exchange contracts from revenues.
(5) Heavy oil net backs have been included in light/medium oil netbacks, as only a minor amount of our production comes from heavy oil.

No property accounts for more than 7 per cent of the production disclosed above. For more information, see "Other Oil and Gas Information - Principal Properties".

MARKETING ARRANGEMENTS

NATURAL GAS

During 2006, we continued our marketing strategy of increasing the level of direct control and diversification of marketing and transportation arrangements for our natural gas production.

The average natural gas price we received during 2006 was $6.97 per Mcf as compared to $8.96 per Mcf for 2005. This price was achieved with a portfolio mix that on average through the year received AECO index based pricing for 65 per cent, aggregator netback prices for 24 per cent, and Chicago Index Pricing for 11 per cent of total production.

To manage natural gas price volatility and to stabilize the revenue stream, our natural gas portfolio is directed towards maintaining balanced exposure to U.S. and Canadian markets with market sensitive and hedgeable pricing terms, as well as aggregator netback arrangements. We also strive for a high utilization of contracted pipeline and processing capacity.

CRUDE OIL AND NATURAL GAS LIQUIDS

Our liquids production in 2006 was comprised of approximately 40 per cent light quality crude oil (greater than 35(degree)API), 44 per cent medium quality crude oil (25 to 35 API), 4 per cent heavy quality crude (less than 25(degree)API), 4 per cent condensate and 10 per cent natural gas liquids. During 2006, our average sales prices were $66.16 per bbl for light and medium crude oil, $46.90 per bbl for heavy crude oil and $52.63 per bbl of natural gas liquids; these prices compare to 2005 prices of $62.18 per bbl for light and medium crude oil, $42.63 per bbl for heavy crude oil and $49.91 per bbl for natural gas liquids. Our crude oil is sold under contracts of varying terms of up to one year, based on market sensitive pricing terms. Natural gas liquids are sold under annual arrangements. Industry pricing benchmarks for crude oil and natural gas liquids are continuously monitored to ensure optimal netbacks.

ACQUISITIONS AND DISPOSITIONS

We completed property acquisitions, net of dispositions, of $115.2 million in 2006. We also completed one corporate acquisition for total consideration of $16.6 million resulting in total acquisitions, net of dispositions, of $131.8 million in the year.

                         SHARE CAPITAL OF ARC RESOURCES

COMMON SHARES

ARC Resources has authorized for issuance an unlimited number of common shares of which 1,000,111 common shares are issued and outstanding and held by the Trust. The voting of such shares is delegated to ARC Resources under the Trust Indenture. The holders of common shares are entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of ARC Resources; to receive dividends as and when declared by Board of Directors of ARC Resources on the common shares as a class, and subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes; and in the event of any liquidation, dissolution or winding-up of ARC Resources, whether voluntary or involuntary, or any other distribution of the assets of ARC Resources among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of ARC Resources ranking in priority to the common shares in respect of return of capital on dissolution, to share rateably, together with the shares of any other class of shares of ARC Resources ranking equally with the common shares in respect of return of capital on dissolution, in such assets of ARC Resources as are available for distribution.

EXCHANGEABLE SHARES

ARC Resources is authorized to issue an unlimited number of Exchangeable Shares of which, as at December 31, 2006, 1,433,132 were outstanding. The Exchangeable Shares rank prior to the common shares of ARC Resources, the second preferred shares of ARC Resources and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of ARC Resources; provided that notwithstanding such ranking ARC Resources shall not be restricted in any way from repaying indebtedness of ARC Resources to the Trust from time to time. The Exchangeable Share provisions have been filed on SEDAR at WWW.SEDAR.COM.

The Exchangeable Shares provide holders with a security having economic, ownership and voting rights which are substantially equivalent to those of Trust Units. As at December 31, 2006 the Exchange Ratio was 2.01251 Trust Units per Exchangeable Share. Holders of Exchangeable Shares will not receive cash distributions, rather the Exchangeable Shares are maintained economically equivalent to the Trust Units by the progressive increase in the Exchange Ratio to reflect distributions paid by the Trust to Unitholders. The Exchangeable Shares are provided equivalent voting rights as those of Unitholders through an agreement (the Exchangeable Share Voting and Exchange Trust Agreement) pursuant to which the holders of Exchangeable Shares can direct the Trustee to vote at meetings of Unitholders. The holders of Exchangeable Shares are further assured of the delivery of Trust Units by us in satisfaction of the obligations of ARC Resources under the Exchangeable Share terms through the provisions of another agreement (the Exchangeable Share Support Agreement). Copies of the Exchangeable Share Voting and Exchange Trust Agreement and the Exchangeable Share Support Agreement have been filed on SEDAR at WWW.SEDAR.COM.

Computershare Trust Company of Canada acts as the transfer agent for the Exchangeable Shares.

Holders of Exchangeable Shares are entitled to receive, as and when declared by the Board of Directors in its sole discretion, from time to time, cumulative preferential cash dividends in an amount per share equal to the Exchange Ratio on the preceding business day multiplied by the fair market value of a Trust Unit as at the preceding business day (determined on the basis of the weighted average price of the Trust Unit on the TSX for the 10 trading days preceding that date). It is not anticipated that dividends will be declared or paid on the Exchangeable Shares, however the Board of Directors has the right in its sole discretion to do so, and if so, the Exchange Ratio would be reduced accordingly to reflect such dividends.

ARC Resources will not, without obtaining the approval of the holders of the Exchangeable Shares:

     (a) pay any dividend on the common shares of ARC Resources, second preferred shares of ARC Resources or any other shares ranking junior to the Exchangeable Shares, other than the stock dividends payable in common shares of ARC Resources or any such other shares ranking junior to the Exchangeable Shares;

     (b) redeem, purchase or make any capital distribution in respect of the common shares of ARC Resources, second preferred shares of ARC Resources or any other shares ranking junior to the Exchangeable Shares;

     (c) redeem or purchase any other shares of ARC Resources ranking equally with respect to the payment of dividends or on any liquidation distribution; or

     (d) issue any shares, other than Exchangeable Shares, second preferred shares of ARC Resources or common shares of ARC Resources, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

Notwithstanding the foregoing, the restrictions in paragraphs (a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding Exchangeable Shares have not been paid in full.

The Exchangeable Share Provisions entitle the holder to exchange each Exchangeable Share at any time into the number of Trust Units equal to the Exchange Ratio then in effect. The Exchange Ratio is determined by reference to the distributions paid on Trust Units in a given month and the current market price of the Trust Units.

SECOND PREFERRED SHARES

ARC Resources also has authorized an unlimited number of Second Preferred Shares which may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Board of Directors of ARC Resources shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series. The Second Preferred Shares of each series shall rank behind the Exchangeable Shares and on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares are entitled to a preference over the Common Shares and over any other shares of ARC Resources ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of ARC Resources, whether voluntary or involuntary, or any other distribution of the assets of ARC Resources among its shareholders for the purpose of winding-up its affairs. As at the date hereof, no Second Preferred Shares have been issued or are outstanding.

                   OTHER INFORMATION RELATING TO OUR BUSINESS

BORROWING

We borrow funds from time to time to finance the purchase of properties, for capital expenditures or for other financial obligations or expenditures in respect of properties held by us or for working capital purposes. We have a policy relating to borrowing which requires a quarterly assessment by management, subject to review by the Board of Directors of ARC Resources, of the appropriateness of borrowing levels. We have granted security in priority to the Royalties to secure the loan of such funds.

Debt service charges on borrowed funds attributable to our properties, including funds borrowed by our subsidiaries from us, will be deducted in computing royalty income. The debt repayment will be scheduled to minimize any income tax payable by ARC Resources.

At December 31, 2006 we had a $572 million secured, extendible, financial covenant based three year syndicated credit facility that expires in March 2009 and a $25 million demand working capital facility in addition to US $224 million of senior secured notes outstanding. The credit facilities and senior secured notes contain provisions which restrict the ability of ARC Resources to pay Royalties and interest under the Long Term Notes to us and thereby may restrict distributions to Unitholders, in the event of the occurrence of certain events of default. For more information, reference is made to note 8 of our audited consolidated financial statements for the year ended December 31, 2006, which is incorporated by reference in this Annual Information Form and which has been filed on SEDAR at WWW.SEDAR.COM.

RESTRICTION ON RESALE AGREEMENTS

In connection with the internalization transaction and in order to ensure continuity of management and key individuals, we entered into escrow agreements with certain holders of ARML shares dated August 28, 2002. On August 28, 2002, 9,013 Trust Units and 2,008,699 ARML exchangeable shares (1,735,221
Exchangeable Shares following the exchange May 16, 2003) were placed into escrow. The escrow agreements commenced August 28, 2002 and under certain of the escrow agreements, the original securities deposited into escrow were releasable annually through 2007. On August 29, 2005, the escrow agreements which had not yet expired were terminated. While it was determined not to enter into replacement agreements in respect of all of the securities which remained in escrow prior to the termination of the escrow agreements, ARC Resources entered into new agreements in respect of an aggregate 88,692o Trust Units and 335,642 Exchangeable Shares (including those securities held by certain officers and directors of ARC Resources which were formerly held in escrow) pursuant to which the holders of such securities agreed to restrictions on resale which are substantially similar to those contained in the escrow agreements which were terminated. Pursuant to these restriction on resale, 50 per cent of the securities were released on August 29, 2006 and the remaining 50 per cent of the securities will be released on August 29, 2007.

The following table sets forth the number and percentage of Trust Units and Exchangeable Shares, which to our knowledge, are subject to restrictions on resale as at the date hereof.

                            TRUST UNITS AND EXCHANGEABLE SHARES
                                      Number Subject
     Designation of Class        to Resale Restrictions     Percentage of Class
     --------------------------------------------------------------------------
     Trust Units                          44,346                  0.02
     Exchangeable Shares                 167,821                 11.7

RETENTION PAYMENTS

As a condition of the internalization transaction, ARML declared retention payments to the Chief Executive Officer and the five Vice-Presidents of ARC Resources as at August 28, 2002. ARML and ARC Resources were subsequently amalgamated and accordingly ARC Resources is responsible for these retention payments. This payment was to be made in equal increments of an aggregate of $1,000,000 per year for five years but only if the individual remained employed by ARC Resources or another affiliate of the Trust. The retention payments were funded by an effective reduction in the purchase price resulting in the existing holders of ARML shares effectively paying for this management retention program.

                                OUR INFORMATION

TRUST UNITS

A maximum of 650,000,000 Trust Units have been created and may be issued pursuant to the Trust Indenture. The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in all distributions made by us and all Trust Units carry equal voting rights at meetings of Unitholders. No Unitholder will be liable to pay any further calls or assessments in respect of the Trust Units. No conversion, retraction, redemption or pre-emptive rights attach to the Trust Units.

SPECIAL VOTING UNIT

The Trust Indenture also provides for the issuance of special voting units which are to be issued to a trustee and which are entitled to such number of votes at meetings of Unitholders equal to the number of Trust Units reserved for issuance that such special voting units represent, such number of votes and any other rights or limitations prescribed by the Board of Directors of ARC Resources when the Board authorizes issuing such special voting units.

A Special  Voting Unit has been  designated  by the Board of  Directors  of ARC
Resources as the Special Voting Unit, Exchangeable Shares ("Special Voting Unit"). The Special Voting Unit possesses a number of votes for the election of directors of ARC Resources and on all other matters submitted to a vote of Unitholders equal to the number of outstanding Exchangeable Shares from time to time not owned by Trust or ARC Subco. The holders of Trust Units and the holder of the Special Voting Unit vote together as a single class on all matters.

In the event of any liquidation, dissolution or winding-up of Trust, the holder of the Special Voting Unit will not be entitled to receive any of our assets available for distribution to Unitholders. The holder of the Special Voting Unit will not be entitled to receive dividends. The Special Voting Unit has been issued to Computershare Trust Company of Canada, as trustee. At such time as the Special Voting Unit has no votes attached to it because there are no Exchangeable Share outstanding that are not owned by Trust or ARC Subco, the Special Voting Unit will be cancelled.

THE TRUST INDENTURE

The Trust Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the Trustee and the form of Trust Unit certificates. The Trust Indenture may be amended from time to time. Substantive amendments to the Trust Indenture, including early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety requires approval by Special Resolution of Unitholders. Any approval or consent of Unitholders in relation to any matter required by any regulatory body will require a majority of, or such other level of approval of Unitholders as may be stipulated by such regulatory authority, including as to the exclusion of interested or other Unitholders in the calculation of such level of approval. See "Meetings and Voting".

The following is a summary of certain provisions of the Trust Indenture. For a complete description of such indenture, reference should be made to the Trust Indenture, a copy of which has been filed on SEDAR at www.sedar.com, or may be obtained from the Trustee.

TRUSTEE

Computershare Trust Company of Canada is the trustee of the Trust and also acts as the transfer agent for the Trust Units. The Trustee is responsible for, among other things: (a) accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto; (b) maintaining books and records of the Trust and providing timely reports to holders of Trust Units; and (c) paying cash distributions to Unitholders. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The term of the Trustee's appointment is until the next annual meeting of Unitholders. At each annual meeting the Trustee may be reappointed or changed as determined by a majority of the votes cast at such meeting of Unitholders. The Trustee may resign upon 60 days' notice to the Trust. The Trustee may also be removed by Special Resolution of Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

ARC Resources presently administers the Trust on behalf of the Trustee. ARC Resources, on behalf of the Trustee, keeps such books and records as are necessary for the proper recording of the business transactions of the Trust.

The Trust Indenture provides that the Trustee shall be under no liability for any action or failure to act unless such liabilities arise out of the Trustee's gross negligence, wilful default or fraud. The Trustee, where it has met its standard of care, shall be indemnified out of the assets of the Trust for any taxes or other government charges imposed upon the Trustee in consequence of its performance of its duties but shall have no additional recourse against Unitholders. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

FUTURE OFFERINGS

Under the Trust Indenture, the Trust may offer additional Trust Units or rights to acquire additional Trust Units at such times and on such terms as the Board of Directors of ARC Resources may determine. At the option of the Trust, the net proceeds from any offerings may be used to finance the acquisition of additional properties, make additional capital expenditures or to repay indebtedness incurred in connection with such acquisitions.

MEETINGS AND VOTING

There will be at least one meeting of Unitholders held annually. Special meetings of Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon the written request of Unitholders holding in aggregate not less than 20 per cent of the Trust Units. Notice of all meetings of Unitholders shall be given to Unitholders at least 21 days prior to the meeting.

Unitholders will be entitled at each annual meeting to appoint the Trustee, to appoint the auditors of the Trust and to elect all the members of the Board of Directors of ARC Resources.

OUR MANAGEMENT

The Trust Indenture provides for delegation to ARC Resources by the Trustee of broad discretion to administer and manage our day to day operations, which includes responsibility and authority to make executive decisions on behalf of all of our direct or indirect subsidiaries and to exercise the powers of the Trustee. Without limitation of the foregoing, ARC Resources has been specifically delegated to provide certain administrative and support services to us, including those necessary: (i) to ensure compliance with continuous disclosure obligations under applicable securities legislation; (ii) to provide investor relations services; (iii) to provide or cause to be provided to Unitholders all information to which Unitholders are entitled under the Trust Indenture; (iv) to call, hold and distribute materials including notices of meetings and information circulars in respect of all necessary meetings of Unitholders; (v) to determine the amounts payable from time to time to Unitholders and to arrange for distributions to Unitholders of distributable income; and (vi) to determine the timing and terms of future offerings of Trust Units, if any.

ARC Resources has accepted all such delegation and has agreed that, in respect of such matters, it shall carry out its functions honestly, in good faith and in our best interests and the best interests of Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

ARC FINANCIAL ADVISORY AGREEMENT

We entered an agreement dated August 28, 2002 whereby ARC Financial Corporation agreed to provide us with certain ongoing research in respect to supply and demand information which may impact our crude oil and natural gas prices for a five year period without further cost. ARC Financial Corporation has also agreed not to, act as manager or promoter of another publicly listed energy related trust for a period of five years, with certain exceptions.

LIMITATION ON NON-RESIDENT OWNERSHIP

The Trust intends to comply with the requirements under the Tax Act for "unit trusts" and "mutual fund trusts" at all relevant times such that we maintain our status of a unit trust and a mutual fund trust for purposes of the Tax Act. In this regard, we may, from time to time, among other things, take all necessary steps to monitor the activities of the Trust and ownership of the Trust Units. If at any time we become aware that the activities of the Trust and ownership of the Trust Units by non-residents (non-residents of Canada and partnerships) may threaten the status of the Trust under the Tax Act as a "unit trust" or "mutual fund trust", we are authorized to take such action as may be necessary in the opinion of ARC Resources to maintain the status of the Trust as a unit trust and a mutual fund trust, including the imposition of restrictions on the issuance by the Trust, or the transfer by any Unitholder, of Trust Units to a non resident. See "Risk Factors - Change of Legislation" and "Risk Factors - Non-Resident Ownership of Trust Units".

RIGHT OF REDEMPTION

Trust Units will be redeemable at any time on demand by the holders thereof upon delivery to us of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request, all rights to and under the Trust Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Unit ("Market Redemption Price") equal to the lesser of: (i) 90 per cent of the market price, being the weighted average trading price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are surrendered for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are surrendered for redemption.

The aggregate cash Market Redemption Price payable by us in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month; provided that the entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to a number of conditions, including the condition that the total amount payable by us in respect of such Trust Units and all other Trust Units tendered for retraction in the same calendar month must not exceed $100,000 provided that we may waive such condition in respect of any calendar month.

If a Unitholder is not entitled to receive cash upon the redemption of Trust Units then we shall, at the discretion of the Board of Directors of ARC Resources, pay the Market Redemption Price by distributing either: (i) unsecured subordinated promissory notes bearing interest at 4.5 per cent with a 20 year term, or (ii) distributing a portion of some or all of the assets of ARC having in the opinion of the Board of Directors of ARC Resources a fair market value equal to the Market Redemption Price. Alternatively, the Board of Directors of ARC Resources may decide to distribute a pro rata share of the assets of the Trust, net of any liabilities of the Trust.

It is anticipated that the foregoing retraction right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. ARC Resources Notes which may be distributed IN SPECIE to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in the ARC Resources Notes. ARC Resources Notes may be subject to resale restrictions under applicable securities laws. ARC Resources Notes so distributed may be qualified investments for trusts governed by registered retirement savings plans, registered retirement income trusts and deferred profit sharing plans.

TERMINATION OF THE TRUST

Unitholders may vote to terminate the Trust at any meeting of Unitholders, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20 per cent of the Trust Units; (b) a quorum of 50 per cent of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is terminated or extended by vote of Unitholders earlier, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2095. In the event that the Trust is wound-up, the Trustee will liquidate all the assets of the Trust, pay, retire, discharge or make provision for some or all obligations of the Trust and then distribute the remaining proceeds of sale to Unitholders.

REPORTING TO UNITHOLDERS

Our financial statements will be audited annually by an independent recognized firm of chartered accountants. Our audited financial statements, together with the report of such chartered accountants, will be mailed to Unitholders and the unaudited interim financial statements of the Trust will be mailed to Unitholders as prescribed by securities legislation. Our year end is December
31. We are subject to the continuous disclosure obligations under all applicable securities legislation.

Unitholders are entitled to inspect, during normal business hours, at the offices of the Trustee, and, upon payment of reasonable reproduction costs, to receive photocopies of certain material contracts, the Trust Indenture and a listing of the registered holders of Trust Units.

DISTRIBUTION REINVESTMENT AND OPTIONAL TRUST UNIT PURCHASE PLAN

A plan has been established to provide  Unitholders who are residents of Canada
(within  the  meaning  of  the  Tax  Act)  with  a  method  to  reinvest   cash
distributions by purchasing additional Trust Units.


                             CORPORATE GOVERNANCE

GENERAL

In general, ARC Resources has been delegated substantially all of our management decisions. Unitholders are entitled to elect all of the Board of Directors of ARC Resources pursuant to the terms of the Trust Indenture. The Articles of ARC Resources provides that the Board of Directors of ARC Resources shall consist of a minimum of three and a maximum of nine directors.

TRUST INDENTURE

Pursuant to the Trust Indenture, Unitholders are entitled to direct the manner in which we will vote our shares in ARC Resources at all meetings in respect of matters, relating to the election of the directors of ARC Resources, approving its financial statements and appointing auditors of ARC Resources who shall be the same as our auditors. Prior to exercising our voting rights in ARC Resources, each Unitholder is entitled to vote on the basis of one vote per Trust Unit held, and we are required to vote our shares in ARC Resources in accordance with the result of the vote of Unitholders.

DECISION MAKING

The Board of Directors of ARC Resources has a mandate to supervise the management of our business and affairs and to act with a view to our best interests. The Board of Directors of

ARC Resources supervises the management of the business and affairs of our subsidiaries. The Board of Directors' mandate includes: (a) the responsibility for managing our affairs; (b) monitoring our management and our activities; (c) reviewing strategic operating, capital and financial plans; and (d) compliance reporting and corporate communications. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount prescribed from time to time by the Board of Directors; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities are made by the Board of Directors of ARC Resources. In addition, the Trustee has delegated broad discretion in relation to our day to day operations to the Board of Directors of ARC Resources including all decisions relating to: (i) matters relating to any offers for Trust Units; (ii) issuances of additional Trust Units; and (iii) the determination of the amount of distributable income. Any amendment to the royalty agreements requires the approval of the Board of Directors of ARC Resources on our behalf. The Board of Directors of ARC Resources holds regularly scheduled meetings at least quarterly to review the business and affairs of our subsidiaries and make any necessary decisions relating thereto.

The Trust Indenture gives to the Board of Directors of ARC Resources the authority to exercise the rights, powers and privileges for all matters relating to the maximization of Unitholder value in the context of an offer including any Unitholder rights protection plan, any defensive action to an offer, any directors circular in response to an offer, any regulatory or court proceeding relating to an offer and any related or ancillary matter.

BOARD OF DIRECTORS OF ARC RESOURCES

ARC Resources has a Board of Directors consisting of eight individuals, all of whom have been elected by Unitholders, including by the holders of the Exchangeable Shares through the Special Voting Unit.

The name, municipality of resident, position held and principal occupation of each director and officer of ARC Resources are set out below:

--------------------------------------------------------------------------------------------------------------------------------
           NAME AND                             OFFICES HELD
   MUNICIPALITY OF RESIDENCE                AND TIME AS DIRECTOR                          PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------------------------------------
Mac H. Van Wielingen(1)(3)(4)          Chairman of the Board and Director          Co-Chairman of ARC Financial Corporation
Calgary, Alberta, Canada               since May 3, 1996                           (an investment management company)
--------------------------------------------------------------------------------------------------------------------------------
Walter DeBoni(1) (4) (5)               Vice Chairman and Director since            Independent Businessman
Calgary, Alberta, Canada               June 26, 1996
--------------------------------------------------------------------------------------------------------------------------------
John P. Dielwart                       President, Chief Executive Officer          President and Chief Executive Officer of
Calgary, Alberta, Canada               and Director since May 3, 1996              ARC Resources
--------------------------------------------------------------------------------------------------------------------------------
Frederic C. Coles(2)(3) (5)            Director since May 3, 1996                  Independent Businessman
Calgary, Alberta, Canada
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
           NAME AND                             OFFICES HELD
   MUNICIPALITY OF RESIDENCE                AND TIME AS DIRECTOR                          PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------------------------------------
Fred J. Dyment(1)(2)                   Director since April 17, 2003               Independent Businessman
Calgary, Alberta, Canada
--------------------------------------------------------------------------------------------------------------------------------
Michael M. Kanovsky(1)(2)              Director since May 3, 1996                  Independent Businessman
Victoria, B.C., Canada
--------------------------------------------------------------------------------------------------------------------------------
Herbert C. Pinder, Jr.(3)(4)           Director since January 1, 2006              Independent Businessman
Saskatoon, Saskatchewan, Canada
--------------------------------------------------------------------------------------------------------------------------------
John M. Stewart(3)(4)(5)               Director since February 11, 1998            Vice Chairman of ARC Financial Corporation
Phoenix, Arizona, U.S.A.                                                           (an investment management company)
--------------------------------------------------------------------------------------------------------------------------------
Doug J. Bonner                         Senior Vice-President, Corporate            Senior Vice-President, Corporate
Calgary, Alberta, Canada               Development                                 Development of ARC Resources
--------------------------------------------------------------------------------------------------------------------------------
David P. Carey                         Senior Vice-President, Capital              Senior Vice-President, Capital Markets of
Calgary, Alberta, Canada               Markets                                     ARC Resources
--------------------------------------------------------------------------------------------------------------------------------
Susan D. Healy                         Senior Vice-President, Corporate            Senior Vice-President, Corporate Services
Calgary, Alberta,  Canada              Services                                    of ARC Resources
--------------------------------------------------------------------------------------------------------------------------------
Steven W. Sinclair                     Senior Vice-President, Finance and          Senior Vice-President, Finance and Chief
Calgary, Alberta, Canada               Chief Financial Officer                     Financial Officer of ARC Resources
--------------------------------------------------------------------------------------------------------------------------------
Myron M. Stadnyk                       Senior Vice-President and Chief             Senior Vice-President and Chief Operating
Calgary, Alberta, Canada               Operating Officer                           Officer of ARC Resources
--------------------------------------------------------------------------------------------------------------------------------
Terry M. Anderson                      Vice-President, Operations                  Vice-President, Operations of ARC Resources
Calgary, Alberta, Canada
--------------------------------------------------------------------------------------------------------------------------------
Yvan Chretien                          Vice-President, Land                        Vice-President, Land of ARC Resources
Calgary, Alberta, Canada
--------------------------------------------------------------------------------------------------------------------------------
Ingram B. Gillmore                     Vice-President, Engineering                 Vice-President, Engineering of ARC Resources
Calgary, Alberta, Canada
--------------------------------------------------------------------------------------------------------------------------------
P. Van R. Dafoe                        Treasurer                                   Treasurer of ARC Resources
Calgary, Alberta, Canada
--------------------------------------------------------------------------------------------------------------------------------
Allan R. Twa                           Secretary                                   Partner, Burnet, Duckworth & Palmer LLP
Calgary, Alberta, Canada                                                           (barristers and solicitors)
--------------------------------------------------------------------------------------------------------------------------------

Notes:
(1)      Member of Audit Committee.
(2)  Member of Reserves Committee.
(3)  Member of Human Resources and Compensation Committee.
(4)  Member of Policy and Board Governance Committee.
(5)  Member of Health, Safety and Environment Committee.

Each of the directors and officers have held the position set forth as his or her principal occupation for the last five years except for Walter DeBoni who prior to November 2005 was Vice-President, Canada Frontier & International Business of Husky Energy Inc. (a public oil and gas company); Steven W. Sinclair, who prior to November 2005 was Vice-President, Finance and Chief Financial officer; David P. Carey who, prior to November 2005 was Vice-President, Business Development; Doug Bonner, who prior to November 2005 was Vice-President, Engineering; Myron J. Stadnyk, who prior to September

2004, was Vice President Operations and prior to November 2005 was Vice-President, Operations and Land, of ARC Resources; and Susan D. Healy, who prior to September 2004, was Vice-President Land and prior to November 2005 was Vice-President, Corporate Services of ARC Resources; P. Van R, Dafoe, who prior to March 2005, was Controller of ARC Resources; Terry M. Anderson, who prior to November 2005, was Manager, Field Operations of ARC Resources; Yvan Chretien, who prior to November 2005, was Land Manager of ARC Resources; and Ingram Gillmore who prior to January 2007, was Engineering Manager of ARC Resources.

The following comprises a brief description of the background of the officers of ARC Resources.

JOHN P. DIELWART, B.SC., P.ENG.

Mr. Dielwart is President and Chief Executive Officer of ARC Resources Ltd. and has overall management responsibility for the Trust. Prior to joining ARC in 1994, Mr. Dielwart spent 12 years with a major Calgary based oil and natural gas engineering consulting firm, as senior vice-president and a director, where he gained extensive technical knowledge of oil and natural gas properties in western Canada. He began his career working for five years with a major oil and natural gas company in Calgary. Mr. Dielwart is a Past-Chairman of the board of governors for the Canadian Association of Petroleum Producers (CAPP). He holds a Bachelor of Science with Distinction (Civil Engineering) degree, University of Calgary. He has also been a director of ARC since 1996.

STEVEN W. SINCLAIR, B. COMM., CA

Mr. Sinclair is Senior Vice-President Finance and Chief Financial Officer of ARC Resources Ltd. and oversees all of the financial and marketing affairs of ARC Energy Trust. Mr. Sinclair has a Bachelor of Commerce from the University of Calgary, obtained his Chartered Accountant's designation in 1981 and has over 25 years experience within the finance, accounting and taxation areas of the oil and gas industry. Mr. Sinclair has been with the Trust since 1996.

DOUGLAS J. BONNER, B.SC., P.ENG.

Mr. Bonner is Senior Vice-President, Corporate Development of ARC Resources Ltd. and is responsible for the strategic development and expansion of ARC's assets. He holds a B.Sc. in Geological Engineering from the University of Manitoba. Mr. Bonner's major area of expertise is reservoir engineering and he has extensive technical knowledge of oil and natural gas fields throughout western Canada, the east coast and northern Canada. Prior to joining ARC in 1996, Mr. Bonner spent 18 years with various major oil and natural gas companies in positions of increasing responsibility.

DAVID P. CAREY, B.SC., P.ENG., MBA

Mr. Carey is Senior Vice-President, Capital Markets of ARC Resources Ltd. and is responsible for all facets of investor relations and corporate governance. He holds both a B.Sc. in Geological Engineering and a MBA from Queen's University. Mr. Carey has over 20 years of diverse experience in the Canadian and International energy industries covering exploration, production and project evaluations in western Canada, oilsands, the Canadian frontiers and internationally. Prior to joining ARC Resources in 2001, Mr. Carey held senior positions with Athabasca Oil Sands Investments Inc. and a major Canadian oil and gas company.

SUSAN D. HEALY, P. LAND

Ms. Healy is Senior Vice-President, Corporate Services of ARC Resources Ltd. and oversees all human resources, information technology and office services related activities. Ms. Healy joined the Trust at inception in July 1996, bringing with her over 17 years of diverse experience gained from working with junior and senior oil and gas companies.

MYRON M. STADNYK, B.SC., P.ENG.

Mr. Stadnyk is Senior Vice-President and Chief Operating Officer of ARC Resources Ltd. and is responsible for all aspects of ARC's ongoing operational and production management and strategies. He has 22 years experience in the oil and gas business. Prior to joining ARC Resources Ltd. in 1997, Mr. Stadnyk worked with a major oil and gas company in both domestic and international operations. He has a B.Sc. in mechanical Engineering from the University of Saskatchewan and is a member of the Association of Professional Engineers in Alberta, British Columbia and Saskatchewan.

TERRY M. ANDERSON, P.ENG.

Mr. Anderson is Vice-President, Operations of ARC Resources Ltd. and is responsible for all of ARC's operational activities. He has a B.Sc. in Petroleum Engineering and is a member of the Association of Professional Engineers in Alberta, Saskatchewan and British Columbia. Mr. Anderson has 13 years of experience in drilling, completion, pipeline, facility and production operations. Prior to joining ARC in 2000, he worked at a major oil and gas company.

YVAN CHRETIEN, B.COMM.

Mr. Chretien is Vice-President, Land of ARC Resources Ltd. and is responsible for all of ARC's land related activities. He has 16 years of land related experience. Prior to joining ARC in 2001, Mr Chretien worked for both senior and intermediate oil and gas companies.

INGRAM B. GILLMORE, P.ENG.

Mr. Gillmore is Vice-President, Engineering of ARC Resources Ltd. and is responsible for all of ARC's engineering, geophysical, geological and joint venture related activities. He holds a B.Sc. in Chemical engineering (1991) and a Bachelor of Fine Arts. Mr. Gillmore has been at ARC since 2002. Prior to joining ARC, Mr. Gillmore held positions with several major oil and gas companies. His varied experience includes working on and directing multifunctional teams growing both development and exploration oriented production across western Canada.

P. VAN R. DAFOE, B.COMM., CMA

Mr. Dafoe is Treasurer of ARC Resources Ltd. and is responsible for all of ARC's Treasury related activities. He has a Bachelor of Commerce - Honours from the University of Manitoba and obtained his Certified Management Accountant's designation in 1995. Mr. Dafoe joined ARC in 1999 after 13 years with various companies in the finance and accounting area of the oil and gas industry.

ALLAN R. TWA, Q.C.

Mr. Twa acts as Corporate Secretary of ARC Resources Ltd. A member of the Alberta Bar since 1971, Mr. Twa is a partner in the law firm Burnet, Duckworth & Palmer LLP. Mr. Twa holds a B.A. (Political Science) from the University of Calgary, a LL.B. from the University of Alberta and a LL.M. from the University of London, England. Over the last 25 years, Mr. Twa has been engaged in a legal practice involving legal administration of public companies and trusts, corporate finance, and mergers and acquisitions.

Mac Van Wielingen is the Chairman and a Director of ARC Resources and was a director of Gauntlet Energy Corporation which secured creditor protection pursuant to the COMPANIES' CREDITORS ARRANGEMENT ACT on June 17, 2003 and was subsequently acquired by Ketch Resources Ltd. in December, 2003.

All of the directors of ARC Resources were elected on May 15, 2006 to hold office until the next annual general meeting of ARC Resources, which is scheduled for May 23, 2007. As at December 31, 2006, the directors and officers of ARC Resources, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 767,502 Trust Units or approximately 0.4 per cent of the outstanding Trust Units, and 894,697 Exchangeable Shares or approximately 62 per cent of the outstanding Exchangeable Shares. If all of the Exchangeable Shares had been exchanged for Trust Units at the Exchange Ratio in effect on December 31, 2006, the directors and officers of ARC Resources as a group would hold 2,727,823 Trust Units or approximately 1.3 per cent of the outstanding Trust Units as at December 31, 2006.

                          AUDIT COMMITTEE DISCLOSURES

Multilateral Instrument 52-110 ("MI 52-110") relating to audit committees has mandated certain disclosures for inclusion in this Annual Information Form. The text of the Audit Committee's mandate is attached as Appendix C to this Annual Information Form.

MEMBERS OF THE AUDIT COMMITTEE

The members of the Audit Committee are Fred J. Dyment, chairman, and Walt DeBoni, Michael Kanovsky and Mac Van Wielingen, each of whom is independent and financially literate within the meaning of MI 52-110. The following comprises a brief summary of each member's education and experience:

FRED J. DYMENT

Mr. Dyment has 30 years experience in the oil and gas business and is currently an independent businessman. His past business career included positions as President and CEO for Maxx Petroleum and President and CEO of Ranger Oil Limited. Mr. Dyment received a Chartered Accountant designation from the province of Ontario in 1972. Mr. Dyment currently sits as a Director on the Boards of Tesco Corporation, Western Oil Sands, ZCL Composites Inc. and Transglobe Energy Corporation. He has been a Director of ARC since 2003.

WALT DEBONI

Mr. DeBoni recently retired from Husky Energy Inc. where he held the position of VP, Canada Frontier & International Business. Prior to this Mr. DeBoni was CEO of Bow Valley Energy for a number of years. In addition to his time at Husky and Bow Valley he has also held numerous top executive posts in the oil and gas industry with major corporations. Mr. DeBoni holds a B.A.Sc. Chem. Eng. from the University of British Columbia, a MBA degree with a major in Finance from the University of Calgary and is a member of the association of Professional Engineers, Geologists and Geophysicists of Alberta and the Society of Petroleum Engineers. He is a past Chairman of the Petroleum Society of CIM, a past Director of the Society of Petroleum Engineers and has been a Director of ARC Resources since 1996.

MICHAEL KANOVSKY

Mr. Kanovsky graduated from Queen's University and the Ivey School of Business. Mr. Kanovsky's business career included the position of VP of Corporate Finance with a major Canadian investment dealer followed by co-founding Northstar Energy Corporation and PowerLink Corporation (electrical cogeneration) where he served as Senior Executive Board Chairman and Director. Mr. Kanovsky is a Director of Bonavista Petroleum Inc. and Devon Energy Corporation. He has been a Director of ARC since 1996.

MAC VAN WIELINGEN

Mr. Van Wielingen has served as a Director of ARC Resources Ltd. since its formation in 1996. He is Co-Chairman and a founder of ARC Financial Corporation. Previously Mr. Van Wielingen was a Senior Vice-President and Director of a major national investment dealer responsible for all corporate finance activities in Alberta. He has managed numerous significant corporate merger and acquisition transactions, capital raising projects and equity investments relating to the energy sector. Mr. Van Wielingen holds an Honours Business Degree from the University of Western Ontario Business School and has studied post-graduate Economics at Harvard University.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services and pre-approves each such engagement or type of engagement for every fiscal year.

Our external auditor is Deloitte & Touche LLP. The following is a summary of the external audit services fees by category.

AUDIT FEES

The aggregate fees billed by our external auditor for audit services are:

      2006       $293,426
      2005       $280,750

AUDIT RELATED FEES

The aggregate fees billed by our external auditor for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements (not included in audit services fees) are:

      2006       $444,200
      2005       $110,900

TAX FEES

The aggregate fees billed by our external auditor for professional services for municipal property tax compliance, tax advice and tax planning are:

      2006       $158,195
      2005       $110,532

ALL OTHER FEES

The aggregate fees billed by our external auditor for products and services not included under the headings: Audit Fees, Audit Related Fees, Tax Fees and All Other Fees.

      2006       $0
      2005       $0

                             CONFLICTS OF INTEREST

The Board of Directors has adopted a Code of Business Conduct and Ethics and a Code of Ethics for Senior Financial Officers (the "Codes"). In general, the private investment activities of employees, directors and officers are not prohibited, however, should an existing investment pose a potential conflict of interest the potential conflict is required by the Codes to be disclosed to the President or the Board of Directors. Any other activities of employees which pose a potential conflict of interest are also required by the Codes to be disclosed to the President or the Board of Directors. Any such potential conflicts of interests will be dealt with openly with full disclosure of the nature and extent of the potential conflicts of interests with the Trust.

It is acknowledged in the Codes that employees, officers and directors may be directors or officers of other entities engaged in the oil and gas business, and that such entities may compete directly or indirectly with the Trust. No assurance can be given that opportunities identified by directors of ARC
Resources will be provided to us. Passive investments in public or private entities of less than one per cent of the outstanding shares will not be viewed as "competing" with the Trust. Any director, officer or employee of ARC Resources which is a director or officer of any entity engaged in the oil and gas business shall disclose such occurrence to the Board of Directors. Any director, officer or employee of ARC Resources who is actively engaged in the management of, or who owns an investment of one per cent or more of the outstanding shares, in public or private entities shall disclose such holding to the Board of Directors. In the event that any circumstance should arise as a result of such positions or investments being held or otherwise which in the opinion of the Board of Directors constitutes a conflict of interest which reasonably affects such person's ability to act with a view to the best interests of the Trust, the Board of Directors will take such actions as are reasonably required to resolve such matters with a view to the best interests of the Trust. Such actions, without limitation, may include excluding such directors, officers or employees from certain information or activities of the Trust.

The BUSINESS CORPORATIONS ACT (Alberta) provides that in the event that an officer or director is a party to, or is a director or an officer of or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction, such officer or director shall disclose the nature and extent of his or her interest and shall refrain from voting to approve such contract or transaction.

          INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There is no material interest, direct or indirect, of any director or senior officer, or to our knowledge any person or company that is the direct or beneficial owner, or who exercises control or direction over more than 10 per cent of outstanding Trust Units, or any associate or affiliate of any of the foregoing, in any transaction within the three most recently completed financial years.

                          DISTRIBUTIONS TO UNITHOLDERS

The following per Trust Unit distributions have been made in the last three completed financial years:

                     2004             Distribution Per Trust Unit
              -------------------     ---------------------------
                First Quarter                    $0.45
                Second Quarter                   $0.45
                Third Quarter                    $0.45
                Fourth Quarter                   $0.45

                     2005             Distribution Per Trust Unit
              -------------------     ---------------------------
                First Quarter                    $0.45
                Second Quarter                   $0.45
                Third Quarter                    $0.49
                Fourth Quarter                   $0.60

                     2006             Distribution Per Trust Unit
              -------------------     ---------------------------
                First Quarter                    $0.60
                Second Quarter                   $0.60
                Third Quarter                    $0.60
                Fourth Quarter                   $0.60

In certain circumstances, distributions may be restricted by our borrowing agreements. For more information see "Other Information Relating to Our Business - Borrowing". Cash distributions paid to Unitholders in 2004 were 6 per cent tax deferred, 2005 cash distributions were 2 per cent tax deferred and 2006 cash distributions were 2 per cent tax deferred. For more information, see "Our Business - Cash Distributions and Distribution Policy".


                 PRICE RANGE AND TRADING VOLUME OF TRUST UNITS
                            AND EXCHANGEABLE SHARES

The Trust Units are listed and posted for trading on the Toronto Stock Exchange ("TSX"). The trading symbol for the Trust Units is AET.UN. The following table sets forth the high and low closing prices and the aggregate volume of trading of the Trust Units on the TSX for the periods indicated (as quoted by the TSX):

                                        TORONTO STOCK EXCHANGE
                                        ----------------------
    2006 PERIOD                HIGH                 LOW              VOLUME
    -----------                ----                 ---              ------
                                $                    $
    January                     27.13               25.54          10,042,065
    February                    28.41               23.25          13,603,734
    March                       27.52               24.85          11,220,941
    April                       27.78               26.56          6,890,569
    May                         28.50               25.17          13,541,543
    June                        28.95               24.07          14,087,208
    July                        29.99               27.01          8,763,931
    August                      31.20               28.44          13,213,731
    September                   29.83               24.55          16,149,570
    October                     29.58               24.01          16,247,875
    November                    24.99               19.05          41,761,610
    December                    22.03               22.02          11,716,135

The Exchangeable Shares are listed and posted for trading on the TSX. The trading symbol for the Exchangeable Shares is ARX. The following table sets forth the high and low closing prices and the aggregate volume of trading of the Exchangeable Shares on the TSX for the periods indicated (as quoted by the TSX):

                                        TORONTO STOCK EXCHANGE
     2006 PERIOD               HIGH                 LOW              VOLUME
    ------------               ----                 ---              ------
                                $                    $
    January                     50.36               48.85            3,295
    February                    51.98               46.00            3,180
    March                       52.50               48.76            31,540
    April                       52.14               51.40            2,431
    May                         50.30               49.35            1,390

                                        TORONTO STOCK EXCHANGE
     2006 PERIOD               HIGH                 LOW              VOLUME
    ------------               ----                 ---              ------
                                $                    $
    June                        55.00               47.50            10,500
    July                        57.00               53.92            14,034
    August                      60.00               56.00            2,240
    September                   55.00               48.85            8,010
    October                     55.73               49.90            2,007
    November                    46.08               42.00            5,540
    December                    50.00               46.02            2,429


                              INDUSTRY REGULATIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation, and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia, and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect our operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and we are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

PRICING AND MARKETING - OIL AND NATURAL GAS

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Oil prices are primarily based on worldwide supply and demand. The specific price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products, the supply/demand balance, and other contractual terms. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m(3)/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia, and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements, and market considerations.

PIPELINE CAPACITY

Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production. In addition, the pro-rationing of capacity on the inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas.

THE NORTH AMERICAN FREE TRADE AGREEMENT

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America, and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada United States Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price subject to an exception with respect to certain voluntary measures which only restrict the volume of exports; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector by 2010 and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, which is important for Canadian natural gas exports.

PROVINCIAL ROYALTIES AND INCENTIVES

GENERAL

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection, and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur, and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery, and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are, from time to time, carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Occasionally the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays, and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers. However, the trend in recent years has been for provincial governments to eliminate, amend or allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

The Canadian federal corporate income tax rate levied on taxable income is 22.1% effective January 1, 2007 for active business income including resource income. With the elimination of the corporate surtax effective January 1, 2008 and other rate reductions introduced in the 2006 Federal Budget, the federal corporate income tax rate will decrease to 19% in three steps: 20.5% on January 1, 2008, 20% on January 1, 2009 and 19% on January 1, 2010.

ALBERTA

In Alberta, companies are granted the right to explore, produce and develop petroleum and natural gas resources in exchange for royalties, bonus bid payments and rents. Currently, the amount of royalties that are payable is influenced by the oil production, density of the oil, and the vintage of the oil. Originally, the vintage classified oil in "new oil" and "old oil" depending on when the oil pools were discovered. If discovered prior to March 31, 1974 is considered "old oil", if discovered after March 31, 1974 and before September 1, 1992, is considered "New oil". The Alberta government introduced in 1992 a Third Tier Royalty with a base rate of 10 per cent and a rate cap of 25 per cent for oil pools discovered after September 1, 1992. The new oil royalty reserved to the Crown has a base rate of 10 per cent and a rate cap of 30 per cent. The old oil royalty reserved to the Crown has a base rate of 10 per cent and a rate cap of 35 per cent.

The royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15 per cent and 30 per cent, in the case of new natural gas, and between 15 per cent and 35 per cent, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997, and expiring June 30, 2007, which, among other things, determines the Crown's share of crude and processed oil sands products.

Regulations made pursuant to the MINES AND MINERALS ACT (Alberta) provided various incentives for exploring and developing oil reserves in Alberta. However, the Alberta Government announced in August of 2006 that four royalty programs were to be amended, a new program was to be introduced and the Alberta Royalty Tax Credit Program ("ARTC") was to be eliminated, effective January 1, 2007. The programs affected by this announcement are: (i) Deep Gas Royalty Holiday; (ii) Low Productivity Well Royalty Reduction; (iii) Reactivated Well Royalty Exemption; and (iv) Horizontal Re-Entry Royalty Reduction. The program being introduced is the Innovative Energy Technologies Program (the "IETP") which is intended to promote the producers' investment in research, technology and innovation for the purposes of improving environmental performance whilst creating commercial value. The IETP provides royalty reductions which are presumed to reduce financial risk. Alberta Energy will be the one to decide which projects qualify and the level of support that will be provided. The deadline for the IETP's third round of applications is May 31, 2007.

On February 16, 2007, the Alberta Government announced that a review of the province's royalty and tax regime (including income tax and freehold mineral rights tax) pertaining to oil, gas and oil sands will be conducted by a panel of experts, with the assistance of individual Albertans and key stakeholders. The purpose of this process is to ensure that Albertans are receiving a fair share from energy development through royalties, taxes and fees. The issues to be reviewed during this examination process are:

(i) undertaking a comparison of Alberta's royalty system to other oil and gas producing jurisdictions, taking into account investment economics and industry returns and risks in Alberta; (ii) whether Alberta's royalty system is sufficiently sensitive to market conditions; (iii) whether the current revenue minus cost system for oil sands royalties is optimal; (iv) which programs built into the existing royalty system should be retained or strengthened, and which should be adapted or eliminated; (v) how the tax treatment of the oil and gas sector compares to other sectors and jurisdictions; (vi) the economic and fiscal impacts of any possible changes to the royalty and corporate tax structures; and (vii) how existing resource development should be treated if changes are to be made to the fiscal regime. The review panel is to produce a final report that will be presented to the Minister of Finance by August, 31, 2007.

BRITISH COLUMBIA

Producers of oil and natural gas in the Province of British Columbia are required to pay annual rental payments with respect to the Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands. The amount payable as a royalty in respect of oil depends on the type of oil, the value of the oil, the quantity of oil produced in a month, and the vintage of the oil. Generally, the vintage of oil is based on the determination of whether the oil is produced from a pool discovered before October 31, 1975 (old oil), between October 31, 1975, and June 1, 1998 (new oil), or after June 1, 1998 (third-tier oil). The royalty rates are calculated in three stages, which take into account the vintage of the oil, if the oil produced has already been sold and any royalty exempt value applicable (exempt wells). Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production or 11,450m(3) produced, whichever comes first; and the royalties for third-tier oil are the lowest reflecting the higher costs of exploration and extraction that the producers would incur. The royalty payable on natural gas is determined by a sliding scale based on a reference price, which is the greater of the price obtained by the producer, and a prescribed minimum price. However, when the reference price is below the select price (a parameter used in the royalty rate formula), the royalty rate is fixed. As an incentive for the production and marketing of natural gas, which may have been flared, natural gas produced in association with oil has a lower royalty then the royalty payable on non-conservation gas.

On May 30, 2003, the Ministry of Energy and Mines for the province of British Columbia announced an Oil and Gas Development Strategy for the Heartlands ("Strategy"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties and regulatory reduction, and British Columbia service sector opportunities. In addition, the Strategy will result in economic and employment opportunities for communities in British Columbia's heartlands.

Some of the financial incentives in the Strategy include:

    o Royalty credits of up to $30 million annually towards the construction, upgrading, and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.

    o Changes to provincial royalties: new royalty rates for low productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

On February 27, 2007 the Government of British Columbia unveiled the Energy Plan outlining the Province's strategy towards the environment and which includes targeting for zero net greenhouse gas emissions, promoting new investments in innovation, and becoming the world's leader in sustainable environmental management. With regards to the oil and gas industry the objective is to achieve clean energy through conservation and energy efficient practices, whilst competitiveness is advocated in order to attract investment for the development of the oil and gas sector. Among the changes to be implemented are:

(i) a new of Net Profit Royalty Program; (ii) the creation of a Petroleum Registry; (iii) the establishing of an infrastructure royalty program
(combining roads and pipelines); (iv) the elimination of routine flaring at producing wells; (v) the creation of policies and measures for the reduction of emissions; (vi) the development of unconventional resources such as tight gas and coalbed gas; and (vii) new the Oil and Gas Technology Transfer Incentive Program that encourages the research, development and use of innovative technologies to increase recoveries from existing reserves and promotes responsible development of new oil and gas reserves.

SASKATCHEWAN

In Saskatchewan, the amount payable as a royalty in respect of oil depends on the vintage of the oil, the type of oil, the quantity of oil produced in a month, and the value of the oil. For Crown royalty and freehold production tax purposes, crude oil is considered "heavy oil", "southwest designated oil", or "non-heavy oil other than southwest designated oil". The conventional royalty and production tax classifications ("fourth tier oil" introduced October 1, 2002, "third tier oil", "new oil", or "old oil") of oil production are applicable to each of the three crude oil types. The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5 per cent for all "fourth tier oil" to 20 per cent for "old oil". Marginal royalty rates are 30 per cent for all "fourth tier oil" to 45 per cent for "old oil".

The amount payable as a royalty in respect of natural gas is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the quantity produced in a given month, the type of natural gas, and the vintage of the natural gas. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than on non-associated natural gas. The royalty and production tax classifications of gas production are "fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas", and "old gas". The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5 per cent for "fourth tier gas" and 20 per cent for "old gas". The marginal royalty rates are between 30 per cent for "fourth tier gas" and 45 per cent for "old gas".

On October 1, 2002, the following changes were made to the royalty and tax regime in Saskatchewan:

    o A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale. The royalty/tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic metres in a month.

    o A modified system of incentive volumes and maximum royalty/tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002, was introduced. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5 per cent and a freehold production tax rate of zero per cent.

    o The elimination of the re entry and short section horizontal oil well royalty/tax categories. All horizontal oil wells with a finished drilling date on or after October 1, 2002, will receive the "fourth tier" royalty/ tax rates and new incentive volumes.

In 1975, the Government of Saskatchewan introduced a Royalty Tax Rebate ("RTR") as a response to the Government of Canada disallowing crown royalties and similar taxes as a deductible business expense for income tax purposes. As of January 1, 2007, the remaining balance of any unused RTR will be limited in its carry forward to five years since the Government of Canada had the initiative to reintroduce the full deduction of provincial resource royalties from federal and provincial taxable income.

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                                      49


LAND TENURE

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences, and permits for varying terms from two years, and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

ENVIRONMENTAL REGULATION

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the ENVIRONMENTAL PROTECTION AND ENHANCEMENT ACT (Alberta) (the "EPEA"), which came into force on September 1, 1993, and the OIL AND GAS CONSERVATION ACT (Alberta) (the "OGCA"). The EPEA and OGCA impose stricter environmental standards, require more stringent compliance, reporting and monitoring obligations, and significantly increased penalties. In 2006, the Alberta Government enacted regulations pursuant to the EPEA to specifically target sulphur oxide and nitrous oxide emissions from industrial operations including the oil and gas industry. No additional expenses are foreseen that are associated with complying with the new regulations. The Corporation will be committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment, and will be taking such steps as required to ensure compliance with the EPEA and similar legislation in other jurisdictions in which it operates. The Corporation believes that it will be in material compliance with applicable environmental laws and regulations. The Corporation also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

The Alberta Government has also released draft regulations that will require facilities that emit over 100,000 tonnes of CO2E (total Greenhouse Gases in terms of CO2 equivalent) to reduce their emissions intensity (quantity of gases releases per unit of production) by 12 percent starting July 1, 2007. Facilities that do not reduce their emissions intensity by this amount will either be charged $15/tonne for every tonne they are over the 12 percent target or they will have to invest in projects outside of their facility, but still in Alberta, that reduce or offset emissions on their behalf. ARC currently operates five facilities that fall under the current regulations and has assessed the impact of this regulation and believes that these targets will result in minimal increased operating costs for facilities that are under these regulations.

British Columbia's ENVIRONMENTAL ASSESSMENT ACT became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental review process.

In December, 2002, the Government of Canada ratified the Kyoto Protocol ("Protocol"). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6 per cent below 1990 "business-as-usual" levels between 2008 and 2012. Given revised estimates of Canada's normal emissions levels, this target

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                                      50


translates into an approximately 40 per cent gross reduction in Canada's current emissions. It remains uncertain whether the Kyoto target of 6 per cent below 1990 emission levels will be enforced in Canada. The Government of Canada has introduced legislation aimed at reducing greenhouse gas emissions using a "intensity based" approach, the specifics of which have yet to be determined. Bill C-288, which is intended to ensure that Canada meets its global climate change obligations under the Kyoto Protocol, was passed by the House of Commons on February 14, 2007.

                                 RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Trust which prospective investors should carefully consider before deciding whether to purchase Trust Units or Exchangeable Shares.

VOLATILITY OF OIL AND NATURAL GAS PRICES

Our operational results and financial condition, and therefore the amounts we pay to Unitholders, will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on our financial condition and therefore on the distributable income to be distributed to holders of Trust Units. We may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges. If we hedge our commodity price exposure, we will forego the benefits we would otherwise experience if commodity prices were to increase. In addition, commodity hedging activities could expose us to losses. To the extent that we engage in risk management activities related to commodity prices, we will be subject to credit risks associated with counterparties with which we contract.

PROPOSED FEDERAL TAX CHANGES

On October 31, 2006 the Federal Minister of Finance proposed to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the Unitholders (the "October 31 Proposals"). On December 21, 2006 the Federal Minister of Finance released draft legislation to implement the October 31, 2006 Proposals pursuant to which, commencing January 1, 2011 (provided ARC only experiences "normal growth" and no "undue expansion" before then) certain distributions from us which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level. Assuming the October 31 Proposals are ultimately enacted in their form, the implementation of such legislation would be expected to result in adverse tax consequences to us and certain Unitholders (including most particularly Unitholders that are tax deferred or non-residents of Canada) and may impact cash distributions from us.

Management believes that the October 31 Proposals may reduce the value of the Trust Units, which would be expected to increase the cost to ARC of raising capital in the public capital markets. In addition management believes that the October 31 Proposals are expected to place ARC and other Canadian energy trusts at a potential disadvantage relative to industry competitors, including U.S. master limited partnerships, which will continue to not be subject to entity level taxation. The October 31 Proposals are also expected to make the Trust Units less attractive as an acquisition currency. As a result, it may become more difficult for us to compete effectively for acquisition opportunities. We are currently investigating alternatives for the mitigation of the effect of the October 31 Proposals but there can be no

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                                      51


assurance that we will be able to reorganize our legal and tax structure to substantially mitigate the expected impact of the October 31 Proposals.

Further, the proposals provide that, while there is no intention to prevent "normal growth" during the transitional period, any "undue expansion" could result in the transition period being "revisited", presumably with the loss of the benefit to us of that transitional period. As a result, the adverse tax consequences resulting from the proposals could be realized sooner than January 1, 2011. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" in this context. Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a "specified investment flow-through's" ("SIFT") market capitalization as of the end of trading on October 31, 2006 (which would include only the market value of the SIFT's issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units). Those safe harbour limits are 40 per cent for the period from November 1, 2006 to December 31, 2007, and 20 per cent each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance's guidelines include the following:

        (a) new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those);

        (b) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

        (c) the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for those purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

Our market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Trust Units, was approximately $5.7 billion, which means our "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $2.3 billion, and for each of calendar 2008, 2009 and 2010 is an additional approximately $1.1 billion (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006).

While these guidelines are such that it is unlikely they would affect our ability to raise the capital required to maintain and grow our existing operations in the ordinary course during the transition period, they could adversely affect the cost of raising capital and our ability to undertake more significant acquisitions.

The Government of Canada confirmed its intention to proceed with the October 31 Proposals in its budget speech of March 19, 2007.

IT IS NOT KNOWN AT THIS TIME WHEN THE OCTOBER 31 PROPOSALS WILL BE ENACTED BY PARLIAMENT, IF AT ALL, OR WHETHER THE OCTOBER 31 PROPOSALS WILL BE ENACTED IN THE FORM CURRENTLY PROPOSED OR NEW PROPOSALS WILL BE PROPOSED OR ENACTED. SEE "RISK FACTORS - CHANGES IN LEGISLATION".

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                                      52


OPERATIONAL MATTERS

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to us and possible liability to third parties. We carry insurance policies to provide protection for our working interests in the properties which cover property damage, general liability and, for certain properties, business interruption. We determine the ongoing level, type and maintenance of insurance based upon the availability and cost of such insurance and our perception of the risk of loss. We may become liable for damages arising from such events against which we cannot insure or against which we may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce royalty income.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. Operating costs on most properties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. A reduction of the royalty income could result in such circumstances.

RESERVES ESTIMATES

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and the future cash flows attributed to such reserves. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Our actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas were estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

The reserves and recovery information contained in the GLJ Report is only an estimate and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by GLJ. The GLJ Report has been prepared using certain commodity price assumptions which are described in the notes to the reserves tables. If we realize lower prices for crude oil, natural gas liquids and natural gas and they are substituted for the price assumptions utilized in those reserves reports, the present value of estimated future net cash flows for our reserves would be reduced and the reduction could be significant, particularly based on the constant price case assumptions.

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                                      53


VARIATIONS IN INTEREST RATES AND FOREIGN EXCHANGE RATES

An increase in interest rates could result in a significant increase in the amount we pay to service debt, resulting in a decrease in distributions to Unitholders, as well as impact the market price of the Trust Units on the TSX.

World oil prices are quoted in Unites States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact our net production revenue.

In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in our receipt of fewer Canadian dollars for our production which may affect future distributions. We have initiated certain hedges to attempt to mitigate these risks. To the extent that we engage in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which we contract. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates will impact future distributions and the future value of our reserves as determined by independent evaluators.

PURCHASE OF PROPERTIES

The price we paid for the purchase of the properties is based on engineering and economic estimates of the reserves made by independent engineers modified to reflect our technical and economic views. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas, natural gas liquids and sulphur, future prices of oil, natural gas, natural gas liquids and sulphur and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond our control and the control of the operators of the properties. In particular, changes in the prices of and markets for petroleum, natural gas, natural gas liquids and sulphur from those anticipated at the time of making such assessments will affect the amount of future distributions and as such the value of the Trust Units. In addition, all such estimates involve a measure of geological and engineering uncertainty which could result in lower production and reserves than attributed to the properties. Actual reserves could vary materially from these estimates. Consequently, the reserves acquired may be less than expected, which could adversely impact cash flows and distributions to Unitholders. See "ARC Energy Trust - General Development of the Business".

ENHANCED OIL RECOVERY

We announced the Acquisition in December, 2005 which was comprised of a 45.57 per cent working interest in the North Pembina Cardium Unit #1 in Alberta and the vendors' working interests in the Redwater area of Alberta. For more information, see "ARC Energy Trust - General Development of the Business". We believe the Acquisition strategically positions us for participation in properties with large reserves of unrecovered original resources in place which may be amenable to secondary recovery techniques such as carbon dioxide ("CO2") miscible or immiscible flooding. The implementation of secondary oil recovery techniques on properties like Redwater or the Pembina Cardium Unit #1 would require long term supply agreements for CO2 and large scale infrastructure investments. We have just begun to devote resources to the study of such matters. There is no assurance as to when or if such secondary recovery techniques will be implemented, or if implemented, when or if such secondary recovery techniques would be successful.

Currently, companies are permitted to emit CO2 into the atmosphere with no requirement to capture and re-inject the emissions. In order for ARC Resources to carry out its enhanced oil recovery program it is necessary to obtain CO2 at a cost effective rate. Given that companies are not forced to capture their

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                                      54


emissions, the infrastructure has not been put in place to facilitate this process. Without any additional provisions from the government, the economic parameters of the Trust's enhanced oil recovery programs would be limited. For more information, see "Risk Factors - Environmental Concerns".

CHANGES IN LEGISLATION

Income tax laws, or other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource taxation, may in the future be changed or interpreted in a manner that adversely affects us and our Unitholders. Tax authorities having jurisdiction over us or Unitholders may disagree with how we calculate our income for tax purposes or could change administrative practises to our detriment or the detriment of Unitholders.

We intend to continue to qualify as a mutual fund trust for purposes of the Tax Act. We may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. Should our status as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for us and Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

    o We would be taxed on certain types of income distributed to Unitholders, including income generated by the Royalties held by us. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

    o We would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

    o Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

    o Trust Units would not constitute qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESTs") or deferred profit sharing plans ("DPSPs"). If, at the end of any month, one of these exempt plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to one per cent of the fair market value of the Trust Units at the time the Trust Units were acquired by the exempt plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units. If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Revenue Agency.

In addition, we may take certain measures in the future to the extent we believe necessary to ensure that we maintain the status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units, particularly non-residents of Canada as defined in the Tax Act.

On February 16, 2007, the Alberta government launched a review of Alberta's royalty regime for oil sands, conventional oil and gas and coalbed methane. The review is intended to assess whether the existing royalty regime is providing Albertans with a fair return on the province's natural resources while maintaining an internationally competitive system that allows the Alberta economy to continue to prosper. The review, expected to be completed by August 31, 2007, may result in recommendations which could adversely impact the current royalty structure in place for our economics for our coalbed methane prospects.

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                                      55


For more information, see "Risk Factors - Non-resident Ownership of Trust Units", "Risk Factors - Proposed Federal Tax Changes", "Risk Factors - Environmental Concerns", "Industry Regulations - Environmental Reuglation" and "Risk Factors - Kyoto Protocol".

MAINTENANCE OF DISTRIBUTIONS

We conduct limited exploration activities for oil and natural gas reserves. Instead, we add to our oil and natural gas reserves primarily through development and acquisitions. As a result, future oil and natural gas reserves are highly dependent on our success in exploiting existing properties and acquiring additional reserves. We also distribute the majority of our net cash flow to Unitholders rather than reinvesting it in reserves additions. Accordingly, if external sources of capital, including the issuance of additional Trust Units, become limited or unavailable on commercially reasonable terms, our ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that we are required to use cash flow to finance capital expenditures or property acquisitions, the level of cash flow available for distribution to Unitholders will be reduced. Additionally, we cannot guarantee that we will be successful in developing additional reserves or acquiring additional reserves on terms that meet our investment objectives. Without these reserves additions, our reserves will deplete and as a consequence, either production from, or the average reserves life of, our properties will decline. Either decline may result in a reduction in the value of Trust Units and in a reduction in cash available for distributions to Unitholders.

EXPANSION OF OPERATIONS

Our operations and expertise are currently focused on conventional oil and gas production and development in the Western Canadian Sedimentary Basin. In the future, we may acquire oil and gas properties outside this geographic area. In addition, the Trust Indenture does not limit our activities to oil and gas production and development, and we could acquire other energy related assets, such as oil and natural gas processing plants or pipelines, or an interest in an oil sands project. Expansion of our activities into new areas may present new additional risks or alternatively, significantly increase the exposure to one or more of the present risk factors which may adversely affect our future operational and financial conditions.

NON-RESIDENT OWNERSHIP OF TRUST UNITS

The Trust intends to comply with the requirements under the Tax Act for "unit trusts" and "mutual fund trusts" at all relevant times such that we maintain our status of a unit trust and a mutual fund trust for purposes of the Tax Act. In this regard, we may, from time to time, among other things, take all necessary steps to monitor the activities of the Trust and ownership of the Trust Units. If at any time we become aware that the activities of the Trust and ownership of the Trust Units by non-residents (non-residents of Canada and partnerships) may threaten the status of the Trust under the Tax Act as a "unit trust" or "mutual fund trust", we are authorized to take such action as may be necessary in the opinion of ARC Resources to maintain the status of the Trust as a unit trust and a mutual fund trust, including the imposition of restrictions on the issuance by the Trust, or the transfer by any Unitholder, of Trust Units to a non resident. See "Limitations on Non-Resident Ownership" and "Risk Factors - Change of Legislation".

ENVIRONMENTAL CONCERNS

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of us or our properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on us. Furthermore, management believes the political climate
appears  to  favour  new  programs  for  environmental   laws  and  regulation,
particularly in relation to the reduction of emissions, and there is no assurance that any such programs, laws or regulations, if proposed and enacted, will not contain emission reduction targets which we cannot meet, and financial penalties or charges could be incurred as a result of the failure to meet such targets. In particular there is uncertainty regarding the Government of Canada's Clean Air Act of 2006. The Clean Air Act proposes to reduce greenhouse gas emissions, however emission targets and compliance deadlines differ from those outlined in the Kyoto Protocol which was ratified by Canada. If passed, the Clean Air Act may have adverse operational and financial implications to the Trust. See "Industry Regulations - Environmental Regulation". Although we have established a reclamation fund for the purpose of funding our currently estimated future environmental and reclamation obligations based on our current knowledge, there can be no assurance that we will be able to satisfy our actual future environmental and reclamation obligations.

Provincial emission reduction requirements, such as those proposed in Alberta's Bill 37 Climate Change and Emissions Management, may require the reduction of emissions or emissions intensity of our operations and facilities. The direct or indirect costs of these regulations may adversely and materially affect our business.

In December 2002 the Government of Canada ratified the Kyoto Protocol and it became legally binding on February 16, 2005. This protocol calls for Canada to reduce its greenhouse gas emissions to six per cent below 1990 levels during the period between 2008 and 2012. See "Risk Factors - Change of Legislation" and "Risk Factors - Kyoto Protocol" below.

KYOTO PROTOCOL

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Our exploration and production facilities and other operations and activities emit greenhouse gases that may subject us to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. While the protocol became legally binding on February 16, 2005, details of any specific requirements have not been released and as a result the potential impact on our operations and business is difficult to quantify.


ADDITIONAL FINANCING

In the normal course of making capital investments to maintain and expand our oil and gas reserves additional Trust Units are issued from treasury which may result in a decline in production per Trust Unit and reserves per Trust Unit. Additionally, from time to time we issue Trust Units from treasury in order to reduce debt and maintain a more optimal capital structure. Conversely to the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, our ability to make the necessary capital investments to maintain or expand our oil and gas reserves will be impaired. Management believes that the October 31 Proposals may reduce the value of the Trust Units, which would be expected to increase the cost of capital to ARC of raising capital in the public capital markets.. See "Risk Factors - Proposed Federal Tax Changes". To the extent that we are required to use cash flow to finance capital expenditures or property acquisitions or to pay debt service charges or to reduce debt, the level of distributable income will be reduced.

COMPETITION

There is strong competition relating to all aspects of the oil and gas industry. There are numerous trusts in the oil and gas industry, who are competing for the acquisitions of properties with longer life reserves and properties with exploitation and development opportunities. The October 31 Proposals of the Government of Canada are expected by management to make our Trust Units less attractive as an acquisition currency. See "Risk Factors - Proposed Federal Tax Changes". As a result of such increasing competition, it will be more difficult to acquire reserves on beneficial terms. We also compete for reserves acquisitions with a substantial number of other oil and gas companies, many of which have significantly greater financial and other resources than we do.

The Trust competes with other oil and gas entities to hire and retain skilled personnel necessary for running of daily operations of the Trust including the execution of the annual capital development program. The inability to hire and retain skilled personnel could adversely impact certain operational and financial results of the Trust.

ACCOUNTING WRITE-DOWNS AS A RESULT OF GAAP

Canadian Generally Accepted Accounting Principles ("GAAP") require that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in our consolidated financial statements. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and may result in an inability to borrow funds and/or may result in a decline in the Trust Unit price.

Under GAAP, the net amounts at which petroleum and natural gas costs on a property or project basis are carried are subject to a cost-recovery test which is based in part upon estimated future net cash flows from reserves. If net capitalized costs exceed the estimated recoverable amounts, we will have to charge the amounts of the excess to earnings. A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings. The net value of oil and gas properties are highly dependent upon the prices of oil and natural gas. See "Risk Factors - Volatility of Oil and Natural Gas Prices".

GAAP requires that goodwill balances be assessed at least annually for impairment and that any permanent impairment be charged to net income. A permanent reduction in reserves, decline in commodity prices, and/or reduction in the Trust Unit price may indicate goodwill impairment. As at December 31, 2006 we had $157.6 million recorded on its balance sheet as goodwill arising out of our acquisition of Star Oil & Gas Ltd. in 2003. An impairment would result in a write-down of the goodwill value and a non-cash charge against net income. The calculation of impairment value is subject to management estimates and assumptions.

New GAAP surrounding accounting for derivatives may result in non-cash charges against net income as a result of changes in the fair market value of derivative instruments. A decrease in the fair market value of the derivative instruments as the result of fluctuations in commodity prices and foreign exchange rates may result in a write-down of net assets and a non-cash charge against net income. Such write-downs and non-cash charges may be temporary in nature if the fair market value subsequently increases.

DEBT SERVICE

Amounts paid in respect of interest and principal on debt incurred in respect of the properties will reduce royalty income. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of the Royalties and interest on the Long Term Notes and distributable income. Certain covenants of the agreements with our lenders may also limit distributions to us from our subsidiaries. Although we believe the credit facilities will be sufficient for our immediate requirements, there can be no assurance that the amount will be adequate for our future financial obligations or that additional funds will be able to be obtained. For more information, see "Other Information Relating To Our Business - Borrowing".

The lenders have or will be provided with security over substantially all of our assets. If we become unable to pay our debt service charges or otherwise commit an event of default such as bankruptcy, the lender may foreclose on or sell the properties free from or together with the Royalties. The payment of interest and principal on debt may also result in us having taxable income and cash taxes payable as taxable income would no longer be reduced by royalty payments at the time debt repayment occurs.

DELAY IN CASH DISTRIBUTIONS

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to us, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

RELIANCE ON MANAGEMENT

Unitholders will be dependent on our management in respect of the administration and management of all matters relating to our properties, the Royalties and Trust Units. As of December 31, 2006, we operated approximately 70 per cent of the total daily production of our properties. Investors who are not willing to rely on our management should not invest in Trust Units.

DEPLETION OF RESERVES

Distributions of distributable income in respect of properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. We will not be reinvesting cash flow in the same manner as other industry participants as we conduct only minimal exploratory activities; nor to the same extent as other industry participants as one of our main objectives is to maximize long-term distributions. Accordingly, absent capital injections, our initial production levels and reserves will decline and the level of distributable income will be reduced.

Our future oil and natural gas reserves and production, and therefore our cash flows, will be highly dependent on our success in exploiting our reserves base and acquiring additional reserves. Without reserves additions through acquisition or development activities, our reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, our ability to make the necessary capital investments to maintain or expand our oil and natural gas reserves will be impaired. To the extent that we are required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income will be reduced.

There can be no assurance that we will be successful in developing or acquiring additional reserves on terms that meet our investment objectives.

NET ASSET VALUE

The net asset value of our assets from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of our assets.

RETURN OF CAPITAL

Trust Units will have no value when reserves from the properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense and are not comparable to bonds or other fixed yield securities, where investors are entitled to a full return of the principal amount of debt on maturity in addition to a return on investment through interest payments. Distributions represent a blend of return of Unitholders initial investment and a return on Unitholders initial investment.

Unitholders have a limited right to require a repurchase of their Trust Units, which is referred to as a redemption right. See "Our Information - Right of Redemption." It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. The right to receive cash in connection with a redemption is subject to limitations. Any securities which may be distributed IN SPECIE to Unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

NATURE OF TRUST UNITS

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in ARC Resources. The Trust Units represent a fractional interest in the Trust. Corporate law does not govern the Trust and the rights of Unitholders. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring oppression or derivative actions. The rights of Unitholders are specifically set forth in the Trust Indenture. In addition, trusts are not defined as recognized entities within the definitions of legislation such as the BANKRUPTCY AND INSOLVENCY ACT (Canada), the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada) and in some cases the WINDING UP AND RESTRUCTURING ACT (Canada). As a result, in the event of an insolvency or restructuring, a Unitholder's position as such may be quite different than that of a shareholder of a corporation. The Trust's sole assets will be the royalty and other investments in securities. The price per Trust Unit is a function of anticipated distributable income, the properties acquired by us and our ability to effect long-term growth in our value. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and our ability to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

THE TRUST UNITS ARE NOT "DEPOSITS" WITHIN THE MEANING OF THE CANADA DEPOSIT INSURANCE CORPORATION ACT (CANADA) AND ARE NOT INSURED UNDER THE PROVISIONS OF THAT ACT OR ANY OTHER LEGISLATION. FURTHERMORE, WE ARE NOT A TRUST COMPANY AND, ACCORDINGLY, ARE NOT REGISTERED UNDER ANY TRUST AND LOAN COMPANY LEGISLATION AS WE DO NOT CARRY ON OR INTEND TO CARRY ON THE BUSINESS OF A TRUST COMPANY.

UNITHOLDER LIMITED LIABILITY

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with us or our obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of our assets. Pursuant to the Trust Indenture, we will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. The principal investment of the Trust is the royalty agreements which contain such provisions. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely. The INCOME TRUSTS LIABILITY ACT (Alberta) came into force on July 1, 2004. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation came into force.

Our operations will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on Unitholders for claims against the Trust.

TITLE TO PROPERTIES

The rights to produce petroleum and gas substances are subject to an agreement between us and the owners of the mineral resource. The terms of this agreement contains certain ongoing obligations and commitments that, if not fulfilled, can result in the forfeiture of the agreement to the mineral right owner or the payment of cash compensation.

Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat our claim to certain properties. In certain situations there may be multiple mineral resource owners claiming various ownership over the same parcel of land. Any settlement of a dispute of ownership may result in the forfeiture of the mineral resource by us or the payment of cash compensation to the mineral resource owner.

                        TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Trust Units and the Exchangeable Shares is Computershare Trust Company of Canada at its principal offices in Calgary and Toronto.

                              MATERIAL CONTRACTS

The following comprises particulars of every material contract to the Trust that was entered into within the most recently completed financial year, or entered into before the most recently completed financial year which is still in effect, other than a contract entered into in the ordinary course of business:

1. Trust Indenture. For information, see "Our Information" and "Corporate Governance".

2. Exchangeable Share Provisions. For information, see "Share Capital of ARC Resources - Exchangeable Shares".

3.      Exchangeable   Share  Voting  and   Exchange   Trust   Agreement.   For
        information,  see  "Share  Capital  of  ARC  Resources  -  Exchangeable
        Shares".

4. Exchangeable Share Support Agreement. For information, see "Share Capital of ARC Resources - Exchangeable Shares".

Copies of each of these documents have been filed on SEDAR at WWW.SEDAR.COM.

                              INTEREST OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by us during, or related to, our most recently completed financial year other than GLJ, our independent engineering evaluator, and Deloitte & Touche LLP, our auditors. As at the date hereof the designated professionals of GLJ Petroleum Consultants Ltd., as a group, beneficially owned, directly or indirectly, less than 1 per cent of our outstanding securities, including the securities of our associates and affiliates. Deloitte & Touche LLP is the auditor of the Trust and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants, Alberta.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of ARC Resources or of any of our associate or affiliate entities. Allan R. Twa, the Corporate Secretary of ARC Resources, is a partner of Burnet, Duckworth & Palmer LLP, which law firm renders legal services to us.

                             ADDITIONAL INFORMATION

Additional information including remuneration and indebtedness of directors and officers of ARC Resources, principal holders of the Trust Units, Exchangeable Shares and rights to purchase Trust Units, is contained in the Information Circular - Proxy Statement of the Trust which relates to the Annual Meeting of Unitholders to be held on May 23, 2007. Additional financial information is provided in our consolidated financial statements and accompanying management's discussion and analysis for the year ended December 31, 2006, which have been filed on SEDAR at www.sedar.com.

                                   APPENDIX A
                                  FORM 51-101F2

      REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

To the board of directors of ARC Resources Ltd. (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2006. The reserves data consist of the following:

     (a)  (i)    proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

          (ii)   the related estimated future net revenue; and

     (b)  (i)    proved oil and gas reserves  estimated as at December 31, 2006 using constant prices and costs; and

          (ii)   the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

     We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 per cent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

                                                         Location of
                                                          Reserves
                                                         (Country or            Net Present Value of Future Net Revenue
         Independent             Description and           Foreign       (before income taxes, 10% discount rate, million dollars)
     Qualified Reserves        Preparation Date of       Geographic      ---------------------------------------------------------
          Evaluator             Evaluation Report           Area)         Audited        Evaluated        Reviewed        Total
   ---------------------     ----------------------     --------------   ---------      -----------      ----------     ----------
        GLJ Petroleum            January 23, 2007          Canada            -             $4,056             -          $4,056
      Consultants Ltd.

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.



Executed as to our report referred to above:


GLJ Petroleum Consultants Ltd.                    Dated February 12, 2007
Calgary, Alberta, Canada


/s/ James H. Willmon
------------------------
James H. Willmon, P.Eng
Vice President

                                   APPENDIX B

                     REPORT OF MANAGEMENT AND DIRECTORS ON
                      RESERVES DATA AND OTHER INFORMATION

Management of ARC Resources Ltd. (the "Company") on behalf of ARC Energy Trust (the "Trust") are responsible for the preparation and disclosure of information with respect to the Company's and the other Trust's subsidiaries' oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

     (a)  (i)    proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

          (ii)   the related estimated future net revenue; and

     (b)  (i)    proved oil and gas reserves  estimated as at December 31, 2006 using constant prices and costs; and

          (ii)   the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's and the other Trust's subsidiaries' reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves Committee of the board of directors of the Company has

     (c) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

     (d) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

     (e) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

     (f) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

     (g) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

     (h)  the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.


/s/ John P. Dielwart                            /s/ Myron Stadnyk
------------------------                        ---------------------
JOHN P. DIELWART                                MYRON STADNYK
President and Chief Executive                   Senior Vice-President and Chief
Officer                                         Operating Officer



/s/ Frederic Coles                              /s/ Fred J. Dyment
------------------------                        ---------------------
FREDERIC COLES                                  Fred J. DYMENT
Director and Chairman of the                    Director and Member of the
Reserves Committee                              Reserves Committee


March 22, 2007

                                   APPENDIX C

                         MANDATE OF THE AUDIT COMMITTEE

ROLE AND OBJECTIVE

The Audit Committee (the "Committee") is a committee of the Board of Directors of ARC Resources Ltd. ("ARL") to which the Board has delegated its responsibility for oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for Board of Director approval, the audited financial statements and other mandatory disclosure releases containing financial information. The objectives of the Committee, with respect to ARL and ARC Energy Trust (the "Trust") (hereinafter collectively referred to as "ARC"), are as follows:

-- To assist Directors to meet their responsibilities in respect of the preparation and disclosure of the financial statements of ARC and related matters.

--    To provide better communication between directors and external auditors.

--    To ensure the external auditors' independence.

--    To increase the credibility and objectivity of financial reports.

-- To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and external auditors.


MANDATE AND RESPONSIBILITIES OF COMMITTEE

o It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to ARC's internal control systems:

      -   identifying, monitoring and mitigating business risks.

      -   ensuring compliance with legal and regulatory requirements.

o It is a primary responsibility of the Committee to review the annual and quarterly financial statements of ARC prior to their submission to the Board of Directors for approval. The process should include but not be limited to:

      - reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years' financial statements;

      - reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;

      -   reviewing   accounting   treatment   of  unusual   or   non-recurring
          transactions;

      - reviewing the Trust's status as a "mutual fund trust" under the INCOME TAX ACT (Canada);

      - ascertaining compliance with covenants under loan agreements and Trust Indenture;

      -   reviewing   financial   reporting   relating   to  asset   retirement
          obligations;

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                                      C-2


      -   reviewing disclosure requirements for commitments and contingencies;

      - reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

      - reviewing unresolved differences between management and the external auditors;

      -   obtain   explanations  of  significant   variances  with  comparative
          reporting periods; and

      - determine through inquiry if there are any related party transactions and ensure the nature and extent of such transactions are properly disclosed.

o The Committee is to review the financial statements and related information included in prospectuses, management discussion and analysis (MD&A), information circular-proxy statements and annual information forms (AIF), prior to Board approval.

o With respect to the appointment of external auditors by the Board, the Committee shall:

      - be directly responsible for overseeing the work of the external auditors engaged for the purpose of issuing an auditors' report or performing other audit, review or attest services for the Trust, including the resolution of disagreements between management and the external auditor regarding financial reporting;

      - review management's recommendation for the appointment of external auditors and recommend to the Board appointment of external auditors and the compensation of the external auditors;

      - review the terms of engagement of the external auditors, including the appropriateness and reasonableness of the auditors' fees;

      - when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

      - review and approve any non-audit services to be provided by the external auditors' firm and consider the impact on the independence of the auditors.

o Review with external auditors (and internal auditor if one is appointed by ARC) their assessment of the internal controls of ARC, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of ARC and its subsidiaries.

o Review all public disclosure containing audited or unaudited financial information before release.

o     Review financial reporting relating to risk exposure.

o Review ARC's plans and strategies around investment practices, banking performance and treasury risk management.

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                                      C-3


o Satisfy itself that adequate procedures are in place for the review of the Trust's public disclosure of financial information from the Trust's financial statements and periodically assess the adequacy of those procedures.

o     Establish procedures for:

      -     the receipt,  retention and treatment of complaints received by the
            Trust  regarding  accounting,   internal  accounting  controls,  or
            auditing matters; and

      - the confidential, anonymous submission by employees of the Trust of concerns regarding questionable accounting or auditing matters.

o Review and approve ARC's hiring policies regarding partners, employees and former partners and employees of the present and external auditors of ARC.

o Review any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.

o Undertake annually a review of this mandate and make recommendations to the Policy and Board Governance Committee as to proposed changes.


COMPOSITION

o This Committee shall be composed of at least three individuals appointed by the Board from amongst its members, all of which members will be independent (within the meaning of Multilateral Instrument 52-110 Audit Committees) unless the Board determines to rely on an exemption in NI 52-110. "Independent" generally means free from any business or other direct or indirect material relationship with ARC that could, in the view of the Board of Directors, reasonably interfere with the exercise of the member's independent judgment.

o     The Secretary to the Board shall act as Secretary of the Committee.

o     A quorum shall be a majority of the members of the Committee.

o All of the members must be financially literate within the meaning of NI 52-110 unless the Board has determined to rely on an exemption in NI 52-110. Being "financially literate" means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Trust's financial statements.


MEETINGS

o The Committee shall meet at least four times per year and/or as deemed appropriate by the Committee Chair.

o The Committee shall meet not less than quarterly with the auditors, independent of the presence of management.

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                                      C-4


o     Agendas,  with input from  management,  shall be  circulated to Committee
      members  and  relevant   management   personnel   along  with  background
      information on a timely basis prior to the Committee meetings.

o Minutes of each meeting shall be prepared by the Secretary to the Committee.

o The Chief Executive Officer and the Chief Financial Officer or their designates shall be available to attend at all meetings of the Committee upon the invitation of the Committee.

o The Controller, Treasurer and such other staff as appropriate to provide information to the Committee shall attend meetings upon invitation by the Committee.


REPORTING / AUTHORITY

o Following each meeting, in addition to a verbal report, the Committee will report to the Board by way of providing copies of the minutes of such Committee meeting at the next Board meeting after a meeting is held (these may still be in draft form).

o Supporting schedules and information reviewed by the Committee shall be available for examination by any director.

o The Committee shall have the authority to investigate any financial activity of the Corporation and to communicate directly with the internal and external auditors. All employees are to cooperate as requested by the Committee.


The Committee may retain, and set and pay the compensation for, persons having special expertise and/or obtain independent professional advice to assist in fulfilling its duties and responsibilities at the expense of ARC.